Exhibit 99.1

BCE INC.

Safe harbour notice concerning forward-looking statements

February 5, 2026

Safe harbour notice concerning forward-looking statements

In this safe harbour notice concerning forward-looking statements (Safe Harbour Notice), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell Media means, as the context may require, either Bell Media Inc. or our Bell Media segment.

Certain statements made in the presentation entitled “Q4 2025 Results & 2026 Financial Guidance Call”, dated February 5, 2026, and certain oral statements made by our senior management during BCE’s 2026 financial guidance call held on February 5, 2026 (collectively, the Results and Financial Guidance Materials) are forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to: BCE’s 2026 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common share dividend) and outlook; BCE’s capital allocation priorities for 2026, including BCE’s net debt leverage ratio expected in 2026 and by the end of 2027, net debt leverage policy target expected by 2030, and expected long-term common share dividend payout policy target range; BCE’s objective to create long-term value for its shareholders; BCE’s three-year strategic plan focused on delivering sustainable growth through fibre, wireless, AI-powered solutions and digital media; Ziply Fiber’s target number of fibre passings to be reached by 2028; the potential total number of combined Ziply Fiber-Network FiberCo fibre locations to be reached over the long term; the expected accelerated expansion of Ziply Fiber’s fibre build in 2026; Bell Media’s expected positive revenue and adjusted EBITDA growth in 2026; BCE’s goal of $1.5B in cost savings by 2028; BCE’s planned 2026 capital expenditures; the CAGR for BCE’s free cash flow after payment of lease liabilities expected between 2025 and 2028; BCE’s expected free cash flow growth in 2026; BCE’s expected cash tax payment in Q1 2026 related to the disposition of its ownership stake in Maple Leaf Sports and Entertainment Ltd. (MLSE); BCE’s focus on balance sheet optimization, while maintaining financial flexibility to fund strategic priorities; BCE’s expectation that its financial targets for 2026 position it to deliver on its 2028 ambitions; BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the Results and Financial Guidance Materials are made as of February 5, 2026 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Refer to Section A entitled Material assumptions for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the Results and Financial Guidance Materials. Subject to various factors, we believe that
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these assumptions were reasonable at February 5, 2026. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Refer to Section B entitled Business risks for a description of the principal known risks that could cause actual results or events to differ materially from our expectations expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements made in the Results and Financial Guidance Materials.

We caution readers that the risks described in this Safe Harbour Notice are not the only ones that could affect us. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also have a material adverse effect on our business, financial condition, liquidity, financial results, or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by BCE, the forward-looking statements made in the Results and Financial Guidance Materials do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business. Forward-looking statements made in the Results and Financial Guidance Materials are presented for the purpose of assisting investors and others in understanding certain elements of our expected financial results and objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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A.MATERIAL ASSUMPTIONS

BCE's forward-looking statements for periods beyond 2026 involve longer-term assumptions and estimates than forward-looking statements for 2026 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2026 assume, unless otherwise indicated, that the risks described in this Safe Harbour Notice will remain substantially unchanged during such periods.

Assumptions about the Canadian economy

Considerable uncertainty remains around the impact of United States (U.S.) trade policy on the Canadian economy. We have assumed:

•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2026, representing a decrease from 1.7% in 2025

•Low population growth driven by government policies designed to reduce the inflow of newcomers

•Modest growth in consumer spending supported by past interest rate cuts and higher equity prices

•Soft growth in business investment, particularly in sectors most reliant on U.S. markets

•Relatively stable level of consumer price index (CPI) inflation

•Ongoing labour market softness

•Interest rates expected to remain at or near current levels

•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Assumptions about the U.S. economy

•Slowdown in consumer spending, offset by business investment

•Ongoing uncertainty surrounding trade policy

•Stable CPI inflation

Canadian market assumptions

•A moderated level of wireless competition and sustained level of wireline competition in consumer markets

•Higher, but slowing, wireless industry penetration

•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors

•The advertising market is shifting towards digital platforms and most legacy Canadian TV and radio platforms are expecting impacts from flat to declining audiences

•Increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers

U.S. market assumptions

•A higher level of wireline pricing competition in consumer, business and wholesale markets

•Increased demand for colocation and data centre connectivity services

•A shrinking traditional voice services market as customers migrate to wireless or Voice over IP (VoIP) offerings

Operational and financial assumptions

Our forward-looking statements are also based on various internal operational and financial assumptions.

Operational assumptions

We have made the following internal operational assumptions with respect to our Bell Communication and Technology Services (Bell CTS) Canada, Bell CTS U.S. and Bell Media segments:

Bell CTS Canada

•Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments

•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality

•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•Slightly declining mobile phone blended average revenue per user (ARPU) due to competitive pricing pressure

•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions

•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise

•Continued growth in retail Internet subscribers

•Increasing wireless and Internet-based technological substitution

•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services

•Continued large business customer migration to Internet protocol (IP)-based systems

•Ongoing competitive repricing pressures in our business and wholesale markets

•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets (BBM) to ensure continuity of customer relationships and adjacent revenue growth opportunities

•Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services

•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and artificial intelligence (AI) adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

Bell CTS U.S.

•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets

•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases

•Ongoing competitive repricing pressures in our business and wholesale markets

•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Bell Media

•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business contributing towards the advancement of our digital-first media strategy

•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution

•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms

•Continued scaling of Crave, TSN, and RDS through expanded distribution, partnerships, content offerings and user experience improvements

•Global content distribution growth through majority ownership of Sphere Abacus

•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience

•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial assumptions

We have made the following internal financial assumptions with respect to BCE for 2026:

•An estimated post-employment benefit plans service cost of approximately $195 million

•An estimated net return on post-employment benefit plans of approximately $145 million

•Depreciation and amortization expense of approximately $5,450 million to $5,500 million

•Interest expense of approximately $1,850 million to $1,900 million

•Interest paid of approximately $1,925 million to $1,975 million

•An average effective tax rate of approximately 26%

•Non-controlling interest of approximately $70 million

•Contributions to post-employment benefit plans of approximately $35 million

•Payments under other post-employment benefit plans of approximately $60 million

•Income taxes paid (net of refunds)1 of approximately $650 million to $750 million

•Weighted average number of BCE common shares outstanding of approximately 933 million

•An annualized common share dividend of $1.75 per share

Assumptions underlying expected continuing contribution holiday in 2026 in the majority of our pension plans

1 Excludes income taxes paid on significant divestitures.

We have made the following principal assumptions underlying the expected continuing contribution holiday in 2026 in the majority of our pension plans:

•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

Sustainability assumptions

We have made certain assumptions in preparing our sustainability targets, which include, without limitation, the assumptions outlined in this Safe Harbour Notice. However, forward-looking statements for periods beyond 2026 involve longer-term assumptions and estimates than forward-looking statements for 2026 and are consequently subject to greater uncertainty. Material assumptions specific to certain key sustainability targets are set out below.

GHG emissions reduction and supplier engagement targets

Our greenhouse gas (GHG) emissions reduction and supplier engagement targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•Our ability to purchase a significant amount of renewable energy certificates (RECs) to reduce our GHG emissions

•No significant increase in electricity grid emissions intensity over which we have no control

•Anticipated GHG emissions from current and proposed Bell AI Fabric data centres are excluded from our near-term science-based targets

•No new corporate initiatives, business acquisitions, business divestitures or technologies that would materially change our anticipated levels of GHG emissions. In particular, our GHG emissions reduction targets assume that the acquisition of Ziply Fiber, and the pending disposition of Northwestel Inc. (Northwestel), will not materially change our anticipated levels of GHG emissions

•Sufficient supplier engagement and collaboration in setting their own science-based targets

•The successful and timely implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers

•Availability of sufficient funds to be allocated to the implementation of initiatives to reduce our electricity and fuel consumption

•No significant cost increase in solutions and initiatives identified to be implemented to achieve our targets

•No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions

•No required changes to our science-based targets pursuant to the Science Based Targets initiative (SBTi) methodology that would make the achievement of our science-based targets, as updated from time to time, more onerous or unachievable in light of business requirements

•No significant change in the allocation of our spend by supplier and sufficient engagement and collaboration from the other participants across our whole value chain in reducing their own GHG emissions

B.BUSINESS RISKS

This section describes the principal known risks that could have a material adverse effect on our business, financial condition, liquidity, financial results, or reputation. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements, including our financial guidance and business outlook disclosed in the Results and Financial Guidance Materials. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance, which, in turn, is subject to many risks, readers are cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements. Forward-looking statements for periods beyond 2026 assume, unless otherwise indicated, that the risks described in this Safe Harbour Notice will remain substantially unchanged during such periods.

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results, or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can. The actual effect of any event on our business, financial condition, liquidity, financial results, or reputation could be materially different from what we currently anticipate. The risks described in this Safe Harbour Notice are not the only ones that could affect us. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also materially and adversely affect our business, financial condition, liquidity, financial results, or reputation.

I.PRINCIPAL CONSOLIDATED BUSINESS RISKS

General economic conditions and geopolitical events

Our business and financial results could be negatively affected by adverse economic conditions, including the continuation or escalation of trade wars and recessions. U.S. tariffs and the unpredictability of future trade arrangements could significantly affect economic growth, customer spending and confidence, inflation, and the value of the Canadian dollar. Given the high degree of uncertainty around the duration and extent of U.S. tariffs, it is difficult to predict how the effects may impact the economy and our business. The global economic environment could further exacerbate pre-existing risk factors, including those described in this Safe Harbour Notice, in light of modest Canadian economic growth, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility. All of these could negatively affect our business and financial results, including by adversely affecting customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the financial markets.

Furthermore, risk factors could be exacerbated, or become more likely to materialize, as a result of geopolitical events, which could have an adverse impact on our business and financial results and related assumptions, the extent of which is difficult to predict. Geopolitical events could adversely impact the global economy and cause financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats.

1.Competitive environment

1.1 Competitive activity in our industry is intense and competitive dynamics are evolving, contributing to disruptions in each of our business segments

Our market landscape is being reshaped by changing macroeconomic and regulatory environments, increasing global and national competition, and evolving customer preferences. As our business evolves and technological advances drive new services, delivery models, and strategic partnerships, our competitive landscape continues to intensify and expand to include new and emerging competitors—certain of which were historically our partners or suppliers— as well as global-scale competitors, including, in particular, cloud and OTT service providers, data centres, IoT hardware and software security providers, VoIP providers, and other web-based and satellite-based players that are penetrating the communications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing a material market presence, which has accelerated in recent years, and continues to evolve rapidly particularly as AI technology adoption accelerates. Established competitors further seek to consolidate or expand their product offerings through acquisitions in order to increase scale and market opportunities in light of these changes in market dynamics. Failure to effectively respond to such evolving competitive dynamics could adversely affect our business and financial results.

Technological advancements, IP networks, and recent regulatory decisions, in particular, continue to facilitate entry in our industry. In addition, the effects of government policies that result in the acquisition of spectrum at favourable pricing by regional facilities-based wireless service providers distort market dynamics. These factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment than has historically been required. In particular, with Canadian Radio-television and Telecommunications Commission (CRTC) decisions mandating wholesale rates for wireline Internet and mobile virtual network operator (MVNO) access, competitors can deliver their services over our networks, leveraging regulatory obligations applicable to us, thereby limiting their need to invest in building their own networks and impacting the network-based differentiation of our services and our ability to earn an appropriate return on investment in our networks. Such lower required investment by competitors, and the impact on our return on investment, challenges the monetization of our networks and our operating model. Moreover, foreign OTT players are currently not subject to the same Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

If we are unable to develop and deploy new solutions in advance of, or concurrently with, our competitors, if the market does not adopt these new technologies in pace with our deployment of new solutions, or if we fail to adequately assess and manage the risks associated with these new solutions, our business and financial results could be adversely affected.

We expect these trends to continue in the future, and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

•Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could lead to pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending
•Adverse economic conditions, lower immigration levels, high interest rates and elevated inflation, adverse conditions in the financial markets, or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our products and services, and improve the competitive position of lower-cost providers
•CRTC decisions regarding wholesale access to our wireless and fibre networks could facilitate entry of new competitors, including OTT players, strengthen the market position of current competitors, or encourage existing competitors to expand beyond their traditional footprint, which may negatively impact our retail subscriber base in favour of lower-margin wholesale subscribers and thus could negatively impact our capacity to optimize scale and invest in our networks
•The acceleration of disruptions and disintermediation in each of our business segments, due to technological advancements and affordability, could adversely affect our business and financial results
•Should our value proposition on pricing, network, speed, service, or features not be considered sufficient for customers in light of available alternatives, or should our products and services not be provided over customers’ preferred delivery channels, this could lead to increased churn and slowing revenue growth
•Increased embedded SIM (eSIM) adoption makes it easier for customers to change service providers and has the potential to upend existing distribution models, including negatively impacting roaming revenue
•The shift to online transactions and digital self-serve could cause a reduction in in-store traffic, which could adversely impact our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services
•The convergence of wireline and wireless services is impacting product purchase choice by customers and could increase product substitution in favour of lower-margin products as well as increase churn. These trends are expected to increase with the continued adoption of 5G and 5G+.
•The extent and timely rollout of fibre networks and 5G and 5G+ mobile services may be adversely impacted by government and regulatory decisions, constraints on access to and price of network equipment, labour shortages, and potential operational challenges in delivering new technology
•Cloud-based and OTT-based substitution, and the market expansion of lower-cost VoIP, collaboration, and software-defined networking in a wide area network (SD WAN) solutions offered by local and global competitors, such as traditional software players, are changing our approach to service offerings and pricing and could have an adverse effect on our business
•The launch by competitors of low earth orbit (LEO) satellites, as well as partnerships between telcos and LEO satellite connectivity providers, and between governments and LEO satellite connectivity providers to provide connectivity, including in rural areas and in Northern Canada, continues to intensify competition, which could adversely affect our network deployment strategy in such areas and negatively impact demand for our connectivity services. The ability of our subsidiary Northwestel, operating in Canada’s

North, to respond to the competitive threat from these providers is further hampered by CRTC retail Internet regulations.
•Increased insolvency, spending rationalization, and consolidation by business customers could lead to further disruptions in our Bell CTS Canada and Bell CTS U.S. segments, driven by technology substitution, economic factors, and customers’ operational efficiencies
•The pressure from simpler, lower-cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business
•Greater customer adoption of services like 5G, as well as IoT services and applications in the areas of retail, business, transportation, and urban city optimization, combined with the increased use of AI, is expected to accelerate competition in these areas
•Subscriber and viewer growth and retention are challenged by changing viewer habits, optionality, higher costs for consumers and content providers, as well as the expansion and continued market penetration of global scale low-cost OTT content providers, OTT aggregators, and other alternative service providers, some of which may offer content and platforms as loss leaders to support their core business, as well as account stacking, CRTC arbitration, and a fragmentation of audiences due to an abundance of choices
•Competition, with both global competitors and traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition and development costs, as well as reduced access to key content as some competitors withhold content to enhance their OTT service offering
•The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates
•Our ability to grow digital and other alternative advertising revenue, in the context of a changing and fragmented advertising market, is being challenged by global-scale players
•Traditional radio faces accelerated substitution from new music players and alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services
•An increase in the number of competitors in the AI data center provider market could have a material effect on our business, including, but not limited to, creating challenges in the allocation of adequate power resources for future developments, and creating downward pressure on our pricing and margins
•Competition from both global and domestic system integrators driving pricing pressure across the industry

Similarly to Canada, the U.S. market in which Ziply Fiber operates is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. Customers have alternatives in obtaining products and services from other providers, including competitive local exchange carriers, local telephone companies, Internet service providers, wireless companies, satellite companies, VoIP providers and cable companies. Some of these competitors may have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources, in each case greater than those of Ziply Fiber. Additionally, some of Ziply Fiber’s competitors offer wireless services which may place them at a competitive advantage to Ziply Fiber as a result of their ability to offer bundled services and discounts. Our ability to innovate our own technology may also affect our ability to compete. Ziply Fiber’s ability to compete successfully may be affected by various competitive factors affecting the U.S. industry, including a changing regulatory environment that may affect our business and that of our competitors differently. Refer to Section III, 2. U.S. regulatory environment, for further details. Loss of customers due to competition or renewal of customer agreements at lower rates could have a material adverse effect on Ziply Fiber’s business and consequently, adversely affect our financial performance.

2.Regulatory environment and compliance

2.1 Our regulatory environment influences our strategies, and adverse governmental or regulatory decisions could have negative financial, operational, reputational, or competitive consequences for our business

In Canada, although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, Innovation, Science and Economic Development Canada (ISED), Canadian Heritage, and the Competition Bureau continue to play a significant role in regulatory matters, including establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, and control of copyright piracy. As with all regulated organizations, strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation, lack of effective anti-piracy remedies, intermittent policies, or reluctance to effectively regulate global-scale players in the broadcasting business could have negative financial, operational, reputational, or competitive consequences for our business. Refer to Section III, 1. Canadian regulatory environment, for further details.

Regulatory frameworks governing AI are evolving rapidly across the jurisdictions in which we operate. Governmental and regulatory bodies are introducing, or are expected to introduce, new rules addressing data privacy, algorithmic transparency, model training, safety testing, liability allocation, and the permissible use of automated decision-making systems. These emerging requirements may impose substantial compliance obligations on AI developers and operators. Non-compliance with current or future AI regulations could subject us to penalties, enforcement actions, and reputational harm.

In the U.S., some of the services we offer through Ziply Fiber are subject to extensive regulation from U.S. federal, state, and local authorities, including the Federal Communications Commission (FCC) and state regulatory agencies. As a result, Ziply Fiber faces numerous risks that may have a material adverse effect on its business and operations and, consequently, adversely affect our financial performance. Refer to Section III, 2. U.S. regulatory environment, for further details.

2.2 Failure to proactively address our legal and regulatory obligations, and our involvement in various claims and legal proceedings, could have an adverse effect on our business, financial performance, and reputation

Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, could have an adverse effect on our business, financial performance, and reputation. The increase in laws and regulations around customer interactions, along with the technological evolution of our business, further create an environment of complex compliance requirements that must be adequately managed. Failure to monitor and comply with legal or regulatory obligations applicable to us could expose us to litigation, significant fines and penalties, and operational restrictions, as well as result in reputational harm. Heightened focus on consumer protection through legislation, regulatory consumer codes, as well as increased legal and regulatory pressure in the areas of privacy, accessibility, data and AI governance, cybersecurity, and other sustainability topics, require that we build and operationalize enhanced compliance frameworks and could further increase the company’s exposure to investigations, litigation, sanctions, fines, and reputational harm.

We become involved in various claims and legal proceedings as part of our business. For a description of important legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2024 Annual Information Form.

3.Security management and data governance

3.1 Our operations, service performance, reputation and business continuity depend on how well we protect our assets, including from information security threats

Our operations, service performance, reputation, and business continuity depend, in part, on how well we protect our assets and data, including networks, IT systems, offices, corporate stores, and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours, and other events. The protection and effective organization of our systems, applications, and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from increased adoption of AI tools and a growing number of sophisticated actors, including hackers, ransomware groups, organized criminals, state-sponsored organizations, and other parties. Information security attacks have grown in complexity, magnitude, and frequency in recent years, and are increasingly AI-driven and automated, heightening the potential for damage. Information security attacks may be perpetrated through a complex and evolving array of methods, including stolen credentials, social engineering (with or without deepfakes), computer viruses and other malware, phishing, and other attacks on information systems and networks. Information security attacks aim to achieve various malicious objectives, including unauthorized access to, theft of, and ransomware-driven encryption of confidential, proprietary, sensitive, or personal information, as well as extortion and business disruption.

Increased accessibility and capability of AI present security risks, as criminals and other malicious actors leverage these technologies to automate, scale, and enhance the sophistication of their operations, including developing more potent and evasive malware, automating the discovery of system vulnerabilities, conducting highly personalized and convincing phishing or social engineering attacks (including deepfake audio and video), and optimizing brute-force or credential-stuffing attempts at unprecedented speed and scale; and perpetrating large-scale identity theft, generating synthetic identities, and automating fraudulent transactions.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees, or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions, our AI-computing data centres, and IT consumerization. Our use of third-party suppliers and outsourcers, and reliance on business partners, which may similarly be subject to information security threats, also expose us to risks as we have less immediate oversight over their IT domains. Furthermore, the introduction of smartphones, 5G, cloud computing, and the proliferation of data services, including mobile TV, mobile commerce, mobile banking, and IoT applications, as well as increased digitization and the use or misuse of emerging technologies such as AI, robotics and smart contracts leveraging blockchain for digital certification, have significantly increased the threat surface of our networks and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees, and other third parties across all methods of communication, including social media and cloud-based solutions, could adversely affect our ability to successfully defend against information security attacks.

Changes in behaviour over the past years, as well as recent geopolitical events, have further increased our exposure to information security threats. Remote and hybrid work arrangements for our employees and those of our suppliers have increased remote connectivity to our systems and the potential use of unauthorized communications technologies. In addition, we have seen an increase in global criminal activity, including ransomware- and extortion-based attacks targeting critical infrastructure and telecommunications providers, which further strains our information security environment.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation, and competitiveness; decrease customer and investor confidence; and adversely affect our business and financial results, given that they could lead to:

•Network operating failures and business disruptions, including those affecting emergency and public safety services, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us
•Unauthorized access to, and use of, proprietary or sensitive information, which could result in lost revenue, diminished competitive advantages, challenges in retaining or attracting customers after an incident, and loss of future business opportunities
•Theft, loss, leak, destruction, encryption, corruption, unauthorized disclosure, and unauthorized access to, or use of, data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, fines and/or penalties for non-compliance with applicable privacy legislation, extortion threats due to ransomware, notification and remediation costs, and difficulty in accessing materials to defend legal actions
•Physical damage to network assets impacting service continuity

•Fines and sanctions for failure to meet legislative requirements or from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data
•Increased fraud as criminals leverage stolen information against our customers, our employees, or our company
•Remediation costs, such as liability for stolen information, or deepfake-enabled impersonation, equipment repair and service recovery, and incentives offered to customers or business partners to maintain relationships after an incident
•Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, implementing robust detection and response capabilities, and engaging third-party security experts and auditors
•Changes in the terms, conditions, and pricing of customer, supplier and financial contracts and agreements that we may have
In light of the evolving nature and sophistication of information security threats, our information security policies, procedures, and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. However, given the complexity and scale of our business, network infrastructure, technology, and IT supporting systems, there can be no assurance that the security policies, procedures, and controls that we implement will be effective against all information security attacks. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities, or losses that could result from the occurrence of any information security breach.

3.2 Failure to implement effective security, data and responsible AI governance frameworks could harm our brand and reputation, expose us to regulatory pressure, fines and/or penalties, constrain our competitive opportunities, and adversely affect our business and financial results

To achieve our purpose of advancing how people connect with each other and the world, we must preserve the social licence from our customers to collect and use data in our operations. A strong and consistently applied approach to data governance across our company is critical to maintaining that social licence, requiring us to focus on respecting the privacy of our customers’ and employees’ data and protecting such data against information security threats, while enabling the responsible and ethical use of data and AI. As our operations involve receiving, processing, and storing such proprietary business and personal data, effective policies, procedures, and controls must be implemented to protect information systems and underlying data in accordance with applicable privacy legislation. Failure to meet customer and employee expectations regarding the appropriate use and protection of their data could have negative reputational, business, and financial consequences for the company.

There has also been increased regulatory scrutiny over the use, collection, and disclosure of personal information. We are subject to various privacy and marketing laws, including Canada’s Anti-Spam Legislation (CASL) and the Personal Information Protection and Electronic Documents Act; the U.S. Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (CAN-SPAM Act); and foreign privacy laws flowing through customers contracts, including the EU General Data Protection Regulation (GDPR). In the U.S., privacy is regulated through a patchwork of general consumer‑protection authority, sector‑specific federal statutes, and state comprehensive privacy laws. Global and domestic regulations governing privacy and data practices are evolving rapidly, and new or amended privacy laws have been proposed or adopted in Canada and in the U.S. at the federal level, in multiple Canadian provinces, as well as in U.S. states and local jurisdictions. These laws impose significant obligations, limitations on the use of personal information, fines and/or penalties, and often have short implementation timelines. Our data governance framework must not only meet applicable privacy requirements, but also be able to evolve for continuous improvement. Effective data governance is also a component of good sustainability practices, which are considered an increasingly important measure of corporate performance and value creation.

Failure to implement an effective data governance framework encompassing the protection and appropriate use of data across its life cycle, and incorporating data governance as a core consideration in our business initiatives and technology decisions, including AI-enabled solutions and partnerships, could harm our brand, reputation, and competitiveness; decrease customer and investor confidence; and adversely affect our business and financial results. It could give rise to litigation, investigations, fines and/or penalties, and liability for failure to comply with increasingly stringent privacy legislation, as well as increased audit and regulatory scrutiny that could divert resources from business operations.

Additionally, we have implemented an AI governance framework, and we seek to ensure the responsible development, procurement, and use of AI technologies by adhering to the guiding principles outlined in our Responsible AI Policy.

II.PRINCIPAL SEGMENTED BUSINESS RISKS

1.Bell CTS Canada

This section discusses certain principal business risks which specifically affect our Bell CTS Canada segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive competition	Regulatory environment	Market environment, technological advancement and changing customer behaviour
Risk	Risk	Risk
The intensity of competitive activity from national wireless operators, smaller or regional facilities-based wireless service providers, non-traditional players and resellers

The intensity of competitive activity coupled with the proliferation of instalment and/or buy and pay later plans, and new wireline product launches for residential customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP, collaboration and SD WAN solutions) from national operators, non-traditional players and wholesalers, including the expanded offering of retail services based on wholesale access by large facilities-based competitors

The competition from both global and domestic system integrators driving pricing pressure across the industry

Increased regulation of wireless services, pricing and infrastructure, such as additional mandated access to wireless networks, establishing rates for mandated wireless services that are materially different from the rates we propose, and limitations placed on future spectrum bidding

In an interim decision (Interim Decision), the CRTC determined that aggregated access to Bell Canada's FTTP facilities in Ontario and Québec should be mandated on a temporary and expedited basis, and the CRTC set interim rates. Subsequently, in a final decision (Final Decision), the CRTC mandated the establishment of an aggregated wholesale high-speed access service available on FTTP facilities to be provided by large incumbent local exchange carriers (ILECs) in all provinces as of February 13, 2025. This new service materially improves the business position of our competitors. Several parties filed Part 1 applications asking the CRTC to review and vary several aspects of the Final Decision. On June 20, 2025, the CRTC issued Telecom Decision CRTC 2025-154 (the R&V Decision) denying all of the review and vary applications. In a motion dated July 18, 2025, Cogeco Communications Inc. and Bragg Communications Inc. carrying on business as Eastlink (Eastlink) sought leave to appeal the R&V Decision to the Federal Court of Appeal, which was granted on September 10, 2025. Competitive Network Operators of Canada, Cogeco Communications Inc., Eastlink, and SaskTel filed a joint appeal of the Final Decision to the Governor-in-Council, and on August 6, 2025, the Governor-in-Council announced that it had declined to alter the Final Decision. In September 2025, Cogeco Communications Inc., Eastlink and SaskTel, Rogers Communications Canada Inc., and Competitive Network Operators of Canada filed appeals of the R&V Decision to the Governor-in-Council. The financial impact of these regulatory obligations will be determined in part by whether the CRTC establishes final rates that fully compensate Bell Canada for the significant costs and risks Bell Canada assumes in expanding and upgrading its networks.

Slower subscriber growth due to high Canadian Internet and smartphone penetration, combined with potential pressures from the economic environment and reduced discretionary spending, and reductions in immigration levels

With technological advancement, the traditional TV viewing model (i.e., a subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

Changing customer habits further contribute to the erosion of network access services (NAS) lines

Potential impact	Potential impact	Potential impact
Pressure on our revenue, adjusted EBITDA, ARPU, cash flows and churn would likely result if wireless competitors continue to aggressively pursue new types of price plans, increase discounts, offer shared plans based on sophisticated pricing requirements (e.g., instalments) or offer other incentives, such as cash-back for upgrade with old smartphone and multi-product bundles, in order to attract new customers

An increase in the intensity level of competitive activity for wireline services could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell CTS Canada’s adjusted EBITDA

Increased regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our Bell CTS Canada segment

In respect of the new aggregated wholesale high-speed access service mandated on FTTP facilities: (i) the mandating of final rates that are materially different from the rates we proposed could have a financial impact, (ii) while we are able to make use of wholesale FTTP in the traditional territory of Telus Communications Inc., and vice versa, our traditional territory has a larger customer base than that of Telus Communications Inc., giving the latter access to a larger base of potential new customers than we will gain access to; (iii) we and our brands that resell wholesale high-speed access services over competitors’ cable are no longer allowed to sell those services to new customers within our traditional wireline incumbent serving territory, and (iv) in the case of our existing wholesale high-speed access service, the implementation of the rates for aggregated or disaggregated wholesale high-speed access services could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our business.

A maturing wireline and wireless market with reductions in immigration levels could challenge subscriber growth and the cost of subscriber acquisition and retention, putting pressure on the financial performance of our business

Our market penetration and number of TV subscribers could decline as a result of innovative offerings by BDUs and an increasing number of domestic and non-domestic unregulated OTT providers, as well as a significant volume of content piracy

The proliferation of IP-based products, including OTT content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

The ongoing loss of NAS lines challenges our traditional voice revenues and compels us to develop other service offerings

2.Bell CTS U.S.

This section discusses certain principal business risks which specifically affect our Bell CTS U.S. segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive competition	Regulatory environment	Market environment, technological advancement and changing customer behaviour
Risk	Risk	Risk
The intensity of competitive activity from national and regional wireless home broadband operators, satellite broadband providers and wired fibre overbuilders

The intensity of competitive activity coupled with aggressive rate actions from commercial and residential providers and migration from copper-based solutions
U.S. regulatory agencies, states and local governments exercise significant control over Ziply Fiber's operations, rates and infrastructure deployment
Slower subscriber growth due to new competitor entrants, combined with potential pressures from the economic environment and reduced discretionary spending

The competitive advancement of wireless and satellite broadband to compete with fibre offerings making them more attractive to the common users of broadband

Competitiveness of legacy switched-based services where fibre is not present will contribute to the erosion of legacy revenue

Potential impact	Potential impact	Potential impact
Pressure on our revenue, adjusted EBITDA, ARPU, cash flows and churn would likely result if wireless broadband, satellite broadband and wired cable competitors aggressively pursue new types of price plans and increase discounts, or offer other incentives, in order to attract new customers

An increase in the intensity level of competitive activity for wireline services could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell CTS U.S.’s adjusted EBITDA

Increased state or local regulation, or modification of current obligations, could limit Ziply Fiber’s ability to deploy further infrastructure in a state or municipality, and delay expected build timeline

A maturing wireline and wireless market could challenge subscriber growth and the cost of subscriber acquisition and retention, putting pressure on the financial performance of our business

The ongoing loss of NAS lines challenges our traditional voice revenues and compels us to build fibre as a competitive offering

3.Bell Media

This section discusses certain principal business risks which specifically affect our Bell Media segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Advertising and subscription revenue uncertainty	Aggressive competition	Rising content costs and ability to secure key content
Risk	Risk	Risk
Advertising is heavily dependent on economic conditions and viewership, and traditional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services

The advertising market could be further impacted by cancelled or delayed advertising campaigns from many sectors due to the economic environment

Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

The intensity of competitive activity from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video-on-demand (VOD), personal video platforms, DTC distribution and pirated content, in addition to traditional TV services, in combination with the development of more aggressive product and sales strategies by non-traditional global players with a much larger scale

Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content or to restrict content within their own ecosystems, and the ability to acquire or develop key differentiated content to drive revenues and subscriber growth

Potential impact	Potential impact	Potential impact
Economic uncertainty could continue to impact advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market, including digital revenues, could result in the loss of advertising revenue.

If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

Increased competitive activity in combination with the development of more aggressive product and sales strategies could have an adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams

Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

III.RISKS RELATING TO OUR REGULATORY ENVIRONMENT

1.Canadian regulatory environment

1.1Introduction

This section describes certain legislation that governs our Canadian business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility Inc. (Bell Mobility), Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Group Maskatel Québec LP (Maskatel) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services and a wholesale facilities-based MVNO access service. Lower mandated wholesale rates or the imposition of unfavourable terms for mandated services would undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

1.2Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec, Maskatel and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. Most retail services offered by the BCE group of companies are forborne from retail regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

1.2.1Review of mobile wireless services

In Q3 2023, we began providing MVNO access service on Bell Mobility’s network in certain regions. On July 13, 2023, the CRTC accepted a request from Québecor Media Inc. to initiate Final Offer Arbitration (FOA) in respect of rates for MVNO access service from Bell Mobility. On October 10, 2023, the CRTC selected the rate proposed by Bell Mobility. On August 29, 2024, the CRTC denied a Part 1 application from Québecor Media Inc. regarding the start date for the MVNO access service from Bell Mobility and set September 12, 2024 as the start date for Bell Mobility’s MVNO access service, directing the parties to enter into an MVNO access agreement by such date. Québecor Media Inc. is now receiving MVNO access from Bell Mobility under this agreement.

On November 27, 2024, Québecor Media Inc. asked the CRTC to review and vary its previous decision and to order Bell Mobility to reimburse them for the difference between the roaming fees Québecor Media Inc. paid from October 10, 2023 to September 12, 2024, and the amount Québecor Media Inc. would have paid if the MVNO access rate had been used during this time. On January 20, 2025, Bell Mobility submitted its response opposing Québecor Media Inc.’s request because it did not meet the CRTC’s established criteria for review. The CRTC has not yet issued its decision on Québecor Media Inc.’s application.

The CRTC previously accepted a request for FOA from Rogers Communications Canada Inc. and Québecor Media Inc. in respect of rates for MVNO access service from Rogers Communications Canada Inc. On July 24, 2023, the CRTC selected the rate proposed by Québecor Media Inc., making several findings downplaying the importance of incentives for investment in Canadian telecommunications networks. Rogers Communications Canada Inc. subsequently appealed the CRTC’s decision with the Federal Court of Appeal. On May 28, 2025, the Federal Court of Appeal upheld the CRTC’s decision, finding no errors in their selection of Québecor Media Inc.’s proposed rate. While the CRTC’s subsequent determination in Bell Mobility’s FOA with Québecor Media Inc. appears to have moderated this approach by highlighting the importance of providing a return on investment to facilities-based carriers, adverse regulatory decisions such as the Rogers Communications Canada Inc. and Québecor Media Inc. FOA decision are expected to impact how, where and when we invest in our future wireless and wireline networks.

1.2.2CRTC examination of retail rates for international roaming

On October 7, 2024, the CRTC issued a letter to each of Bell Mobility, Rogers Communications Canada Inc. and Telus Communications Inc. (collectively, the Companies) indicating that following a review it had conducted of fees that Canadians pay when they travel internationally, it had certain concerns with respect to the choice available to Canadians when roaming and roaming rates. The CRTC indicated that it expected the Companies to report back to the CRTC by November 4, 2024 on the steps they are taking to respond to these concerns and that if it determines that sufficient action is not taken, it will launch a formal proceeding. Each of the Companies filed their responses on November 4, 2024 setting out their plans to the CRTC. On March 7, 2025, the CRTC responded that it was “encouraged” by some of the steps taken to date, while also setting its expectation for more progress on reducing roaming fees, including for pay-per-use offerings. It directed the Companies to provide further updates on May 5, 2025 and again on November 5, 2025, which the Companies delivered. While the timing and outcome of any further CRTC process regarding our international roaming rates is currently unknown and it is unclear what impact, if any, such a process could have, any action by the CRTC to regulate the rates or attributes of the international roaming offerings of wireless carriers is likely to have a negative impact on our business and financial results.

1.2.3Review of the wholesale high-speed access service framework

On November 6, 2023, in Telecom Decision CRTC 2023-358 (the Interim Decision), the CRTC determined that aggregated access to Bell Canada's fibre-to-the-premises (FTTP) facilities in Ontario and Québec should be mandated on a temporary and expedited basis, and the CRTC set interim access rates.

On August 13, 2024, in Telecom Regulatory Policy CRTC 2024-180 (the Final Decision), the CRTC mandated that the interim obligation to provide wholesale aggregated access to Bell Canada’s FTTP facilities in Ontario and Québec, and to Telus Communications Inc.’s FTTP facilities in Québec, would be made final. Further, the Final Decision expanded the geographic scope of the Interim Decision such that Bell Canada was required to provide wholesale aggregated access to its FTTP facilities in Atlantic Canada and Manitoba by February 13, 2025. Telus Communications Inc. and Saskatchewan Telecommunications were also required to provide aggregated access to their respective FTTP facilities in Alberta, British Columbia, and Saskatchewan by the same date. This obligation does not apply to any new FTTP networks that Bell Canada, Telus Communications Inc., or Saskatchewan Telecommunications make available at retail during the five-year period between August 13, 2024 and August 12, 2029. However, this five-year period is not a continuously rolling period. Instead, all new FTTP locations, regardless of when they are made available at retail, will be subject to a wholesale aggregated access obligation as of August 12, 2029. Under the Final Decision, cable companies are exempt from wholesale FTTP obligations and, as such, are not required to provide wholesale access to their FTTP networks. Also, under the Final Decision, Bell Canada, Saskatchewan Telecommunications, Telus Communications Inc., Cogeco Communications Inc., Bragg Communications Inc. carrying on business as Eastlink (Eastlink), Rogers Communications Canada Inc., Québecor Media Inc., and their respective affiliates are not eligible to buy mandated aggregated wholesale high-speed access, whether over copper, coaxial cable, or FTTP, within their traditional incumbent wireline footprints. As a result, Distributel and other Bell Canada brands were required to, and did, cease reselling wholesale high-speed access over coaxial cable to new customers after September 12, 2024.

In a motion dated September 12, 2024, Saskatchewan Telecommunications also sought leave to appeal the Final Decision to the Federal Court of Appeal.

Several parties, including Competitive Network Operators of Canada, Cogeco Communications Inc., Eastlink, Rogers Communications Canada Inc. and TekSavvy Solutions Inc. filed Part 1 applications asking the CRTC to review and vary several aspects of the Final

Decision. On June 20, 2025, the CRTC issued Telecom Decision CRTC 2025-154 (the R&V Decision) denying all of the review and vary applications. In a motion dated July 18, 2025, Cogeco Communications Inc. and Eastlink sought leave to appeal the R&V Decision to the Federal Court of Appeal, which was granted on September 10, 2025.

Competitive Network Operators of Canada, Cogeco Communications Inc., Eastlink, and Saskatchewan Telecommunications filed a joint appeal of the Final Decision to the Governor-in-Council. On August 6, 2025, the Governor-in-Council announced that it had declined to alter the Final Decision. In September 2025, Cogeco Communications Inc., Eastlink and Saskatchewan Telecommunications, Rogers Communications Canada Inc., and Competitive Network Operators of Canada filed appeals of the R&V Decision to the Governor-in-Council.

On October 25, 2024, in Telecom Order CRTC 2024-261, the CRTC updated interim rates for Ontario and Quebec and set interim rates for the other provinces. If final rates are established that are different from the interim rates, there is a risk they will be applied retroactively.

The imposition of an aggregated access to FTTP facilities obligation, and, in particular, making Telus Communications Inc and Rogers Communications Canada Inc. eligible to resell services on Bell Canada’s FTTP network, have undermined Bell Canada’s incentives to invest in next-generation wireline networks. As a direct result, Bell Canada has reduced its capital expenditures by $500 million in 2025 alone and by over $1.2 billion since the Interim Decision in November 2023. The financial impact of these regulatory obligations will be determined in part by whether the CRTC establishes final rates that fully compensate Bell Canada for the significant costs and risks Bell Canada assumes in expanding and upgrading its networks.

1.2.4Implementing a retail Internet service subsidy in the Far North

On January 16, 2025, the CRTC issued a decision in its proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada’s North. In this decision, the CRTC announced that it would introduce a new retail Internet subsidy to improve affordability in the Far North, to be funded by the National Contribution Fund. On January 16, 2025, the CRTC initiated a new proceeding (TNC 2025-10) to consider the implementation details of that subsidy, including the amount. At this time, it is unclear what impact the CRTC’s decision in the subsidy proceeding could have on our business and financial results, including any potential incremental increase that BCE may have to pay to the National Contribution Fund as a result.

1.2.5CRTC review of access to poles

On February 15, 2023, the CRTC issued a decision which included a number of determinations to facilitate access by third parties to poles owned by Canadian carriers or poles to which Canadian carriers control access. Among other directions, the CRTC’s decision: establishes new timelines for each step in the pole access permitting process; reduces the obligations of access seekers to pay costs for any pole repairs, upgrades or replacements required to accommodate the addition of the access seeker’s equipment; provides access seekers with greater flexibility to carry out pole repairs and upgrades themselves; maintains the circumstances under which pole owners may obtain priority access to poles or reserve capacity for their future use on poles; and imposes new notification and reporting obligations on pole owners. On April 3, 2023, large ILECs, including Bell Canada through Tariff Notices 977 and 978, updated their applicable tariffs to incorporate the new determinations and these tariffs were approved by the CRTC on January 28, 2025 through Telecom Order CRTC 2025-21.

On October 16, 2023, Bell Canada filed Tariff Notice 981 to revise the tariff pages for its National Services Tariff CRTC 7400 Item 901 – Support Structure Service to reflect an updated monthly pole rental rate per unit applicable in its Ontario and Québec serving area, and on March 11, 2025, in Telecom Order CRTC 2025-77, the CRTC made the existing pole rates interim. The CRTC issued its final decision on rates on October 17, 2025, establishing a final rate of $1.32 per billing unit per month for attachment to our poles, an increase from the previous $1.04 which will increase our revenues. Bell disagreed with certain adjustments made to its cost study and, on January 15, 2026, filed an application seeking a review and variance of this decision to correct these adjustments. Should the CRTC agree with these corrections, the rate and associated revenues would further increase.

1.2.6Bill C-8, An act respecting cyber security

On June 18, 2025, the federal government introduced Bill C-8, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts (Bill C-8). Excepting a few minor changes, Bill C-8 mirrors the language of Bill C-26, An Act Respecting Cyber Security, which died on the Order Paper with the call of the 2025 Federal election. Bill C-8 would enact the Critical Cyber Systems Protection Act, which would establish a regulatory framework requiring designated operators in the finance, telecommunications, energy and transportation sectors to protect their critical cyber systems. Bill C-8 also includes proposed changes to the Telecommunications Act that would establish new authorities that would enable the federal government to take action to promote the security of the Canadian telecommunications system, which could include measures with respect to high-risk suppliers, such as Huawei and ZTE. If enacted, Bill C-8 would give the federal cabinet and the ISED Minister additional order-making powers and establish greater supply chain scrutiny, incidence reporting and response, annual reviews and an enforcement regime under which the Minister responsible for ISED could impose administrative monetary penalties, among other actions. It is unclear at this time what impact the legislative changes could have on our business and financial results. Bill C-8 has passed the second reading stage in the House of Commons and has been referred to the Standing Committee on Public Safety and National Security for study.

1.2.7CRTC proceedings resulting from recent amendments to the Telecommunications Act

On November 22, 2024, the CRTC launched three public consultations to consider enhanced measures under the Wireless and Internet Codes to give Canadians more flexibility to choose their mobile and Internet plans: Telecom Notice of Consultation CRTC 2024-293, Call for Comments – Making it easier to choose a wireless phone or Internet service – Enhancing customer notification; Telecom Notice of Consultation CRTC 2024-294, Call for comments – Making it easier to choose a wireless phone or Internet service – Removing barriers to switching plans; and Telecom Notice of Consultation CRTC 2024-295, Call for comments – Making it easier to choose a wireless phone or Internet service – Enhancing self-service mechanisms.

The consultations follow the passing of Bill C-69, An Act to implement certain provisions of the budget tabled in Parliament on April 16, 2024 (Bill C-69), which received royal assent on June 20, 2024. Bill C-69 includes amendments to the Telecommunications Act directing the CRTC to implement certain specific measures related to the arrangements between telecommunications providers and their customers, including prohibiting charging certain extra fees to switch carriers or modify service arrangements. The amendments require the CRTC to specify the type of fees to which the amendments will apply and the rules around how the amendments will be implemented.

On December 4, 2024, the CRTC issued another notice of consultation (TNC 2024-318, Making it easier for consumers to shop for Internet services) as a result of recent amendments to the Telecommunications Act through Bill C-288. It required the CRTC to hold public hearings, which took place from June 10, 2025 to June 13, 2025, to discuss how Internet service providers (ISPs) should make certain information on fixed broadband services available to the public.

The timing of any CRTC decision with respect to these proceedings is currently unknown and it is unclear what impact, if any, these proceedings could have on our business and financial results. Any action by the CRTC to regulate the fees charged by carriers, how customers switch between carriers or how ISPs must share information with customers is likely to have a negative impact on our business and financial results as a result of increased operational costs or other negative outcomes.

1.2.8CRTC proceedings on outage reporting, consumer protections associated with outages and network resiliency

On September 4, 2025, the CRTC issued a decision and two consultations that could materially impact Bell Canada's operational and compliance costs. Telecom Decision CRTC 2025-225 introduces mandatory outage reporting for telecommunications service providers, including new reporting thresholds tied to user-minutes which would significantly increase the amount of reporting by providers which had previously been set for outages that impact 100,000 users or more. The CRTC agreed to a request from a large group of providers to suspend the application of the new reporting thresholds pending its consideration of an application from that group seeking changes to the notification regime. While implementation is suspended pending review, Bell Canada anticipates incremental compliance costs for enhanced monitoring and reporting systems, as well as potential adverse publicity with respect to outages.

The CRTC also opened a consultation (Telecom Notice of Consultation CRTC 2025-226) on network resiliency standards. The consultation seeks input on measures intended to harden infrastructure, improve outage response, and enhance reliability across Canada’s telecommunications networks. Prescriptive requirements could drive additional capital expenditures to comply with regulatory mandates, particularly in rural and remote markets where construction is particularly cost-intensive.

The CRTC also seeks input on consumer protections during outages (Telecom and Broadcasting Notice of Consultation CRTC 2025-227), including potential compensation and/or notification frameworks. Depending on the outcome, Bell Canada may face new obligations for customer credits and communication protocols, which could increase operating expenses and require system changes, further increasing compliance costs and regulatory burden.

1.2.9Canada’s telecommunications foreign ownership rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

1.3Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a programming or distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

1.3.1Broadcasting Notice of Consultation CRTC 2023-138

On May 12, 2023, the CRTC issued Broadcasting Notice of Consultation CRTC 2023-138, The Path Forward – Working towards a modernized regulatory framework regarding the contributions to support Canadian and Indigenous content. This Notice represents the first step to developing an updated regulatory framework for broadcasting undertakings, including online undertakings which were brought into the Broadcasting Act through Bill C-11, the Online Streaming Act. A key part of this new framework is to establish the conditions under which online services would be required to make financial contributions, including initial base contributions, to support the creation and discoverability of Canadian and Indigenous content. It will also determine who the recipients of the initial base contributions will be. On June 4, 2024, the CRTC released its decision, requiring foreign streamers to contribute 5% of their Canadian broadcasting revenue to various funds set out by the CRTC as of September 2024. However, Canadian streamers affiliated with a licensed broadcaster (for example, Bell Media’s linear Crave service available through cable companies) have been exempted from this requirement until the CRTC reviews the existing regulatory obligations of traditional media properties. Foreign streamers, specifically Amazon.com.ca ULC, Apple Canada Inc., the Motion Picture Association-Canada (which represents Netflix Studios, LLC, Paramount Pictures Corporation, Sony Pictures Entertainment Inc., Universal City Studios LLC, Walt Disney Studios Motion Pictures, and Warner Bros. Entertainment Inc.) and Spotify AB, have each sought leave to appeal and/or judicial review of the CRTC’s decision. Each company has challenged various different aspects of the decision, including, in some cases, the reasonableness of the CRTC exempting Canadian streamers affiliated with licensed broadcasters but not exempting foreign streamers. The CRTC has launched additional consultations, including on how to support the creation of Canadian and Indigenous content

(both audio-visual and audio), as well as diversity, inclusion and discoverability issues (see Broadcasting Notice of Consultation CRTC 2024-288 and Broadcasting Notice of Consultation CRTC 2025-52 below). In addition, the CRTC has initiated a consultation on ensuring a sustainable broadcasting system (see Broadcasting Notice of Consultation CRTC 2025-2 below). As a last step, the CRTC intends to finalize each undertaking’s or ownership group’s contribution requirements, presumably as part of our group licence renewal. The timing and outcome of all of these proceedings is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

1.3.2Broadcasting Notice of Consultation CRTC 2024-288

On November 15, 2024, the CRTC issued Broadcasting Notice of Consultation CRTC 2024‑288, The Path Forward – Defining “Canadian Program” and supporting the creation and distribution of Canadian programming in the audio-visual sector. This consultation will modernize the definition of Canadian content and will also explore the types of expenditures that traditional broadcasting undertakings and online undertakings should make towards this content. On November 18, 2025, the CRTC announced a revised definition of Canadian content, raising the required number of creative positions to be held by Canadians and implementing a graduated threshold for Canadian copyright ownership. In-house productions by Canadian broadcasters continue to qualify as Canadian content and remain exempt from the CRTC’s formal certification process. In addition, the CRTC determined that foreign streaming services must publicly release their Canadian broadcasting revenues and spending on Canadian content, which Canadian broadcasters currently do. A number of parties have sought leave to appeal the CRTC’s decision. The Canadian Media Producers Association has challenged the CRTC’s finding that Canadians only need to hold 20% copyright ownership in a production for it to qualify as Canadian content. In addition, the Motion Picture Association-Canada (which represents Netflix Studios, LLC, Paramount Pictures Corporation, Sony Pictures Entertainment Inc., Universal City Studios LLC, Walt Disney Studios Motion Pictures, and Warner Bros. Entertainment Inc.) and Apple Canada have challenged the requirement to release their financial information without confidentiality protections. Finally, a second CRTC decision is expected relating to the expenditures that Canadian broadcasting undertakings and online undertakings should make towards Canadian content. The outcome and timing of these proceedings is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

1.3.3Broadcasting Notice of Consultation CRTC 2025-2

On January 9, 2025, the CRTC issued Broadcasting Notice of Consultation CRTC 2025-2, The Path Forward – Working towards a sustainable Canadian broadcasting system. This consultation will examine the market dynamics between programming undertakings, broadcasting distribution undertakings and online undertakings with a view to ensuring that the industry is able to meet the policy objectives set out in the Broadcasting Act. This proceeding will also look at all the regulatory tools that both programming undertakings (like Bell Media) and broadcasting distribution undertakings (like Bell TV) use in negotiations with other licensees for the carriage and distribution of programming services. The CRTC held a three-week hearing that began on June 18, 2025 to focus on these issues. The outcome and timing of this decision is unknown. Therefore, the impact that any regulatory changes could have on our business and financial results is unclear at this time.

1.3.4Broadcasting Notice of Consultation CRTC 2025-52

On February 20, 2025, the CRTC issued Broadcasting Notice of Consultation CRTC 2025‑52, The Path Forward – Supporting Canadian and Indigenous audio content. This consultation seeks to update the definition of what constitutes a Canadian musical selection, i.e., the Music, Artist, Performance, Lyrics system, and to provide a definition of French-language vocal music. In addition, the CRTC intends to explore how radio stations and audio streaming services can support the airplay of emerging artists as well as Indigenous artists, both potentially through exhibition and expenditure requirements. The CRTC held a hearing that began on September 18, 2025 to focus on these issues. The outcome and timing of this decision is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

1.3.5Broadcasting and Telecom Notice of Consultation CRTC 2025-274

On October 17, 2025, the CRTC issued Broadcasting and Telecom Notice of Consultation CRTC 2025-274, Improving customer awareness of the CCTS. This consultation seeks comments on measures to improve customer awareness of the Commission for Complaints for Telecom-television Services Inc. (CCTS). The CRTC’s preliminary view is to amend the Internet Code, Wireless Code and Television Service Provider Code (the Consumer Protection Codes) to standardize how and when customers are advised about their right to take unresolved complaints to the CCTS. The Notice of Consultation set out a deadline for initial submissions of November 17, 2025. A large group of service providers, including Bell Canada, Rogers Communications Canada Inc., Telus Communications Inc., Cogeco Communications Inc., Québecor Media Inc., Bragg Communications Inc. carrying on business as Eastlink, Saskatchewan Telecommunications, and Xplore Inc., have jointly written to the CRTC expressing concern regarding the Notice of Consultation – including that the measures supported in the CRTC’s preliminary view cannot practically be implemented – and asked the CRTC to suspend the current timelines and establish a different process for considering the relevant issues. On November 12, 2025, the CRTC temporarily suspended all deadlines in the proceeding until further notice, commenting that it would issue a new notice of consultation addressing the procedural requests.

The timing of any CRTC decision with respect to this proceeding is currently unknown and it is unclear what impact, if any, this proceeding could have on our business and financial results. Any action by the CRTC to require telecom service providers to implement new workflows within their complaint-resolution processes is likely to have a negative impact on our business and financial results as a result of increased operational costs or other negative outcomes.

1.3.6    CRTC examination of Bell's device unlocking practices

On April 22, 2025, Bell advised the CRTC of a safety initiative launching that month to address rapidly increasing wireless device theft and fraud, under which new wireless devices would unlock automatically after 60 days, with no‑cost early unlocking available upon request. On May 9, 2025, CRTC staff sought information from Bell on how its approach would remain compliant with the Wireless Code, and Bell responded on May 16, 2025 outlining its approach and proposing paths to address any residual issues.

On November 28, 2025, the CRTC issued a letter suggesting Bell’s practice was inconsistent with the Wireless Code, directing Bell to cease selling locked devices and unlock impacted devices, while notifying any affected customers once it had done so. On December 22, 2025, Bell filed its response asking the CRTC to rescind the November letter or otherwise clarify it is not a binding CRTC decision. In the alternative, if the letter were to be treated by the CRTC as a decision, Bell applied to review and vary it, citing substantial doubt as to the decision’s correctness on factual, legal, and procedural grounds. In each case, Bell requested a stay pending disposition of the matter.

The timing of any final CRTC resolution of this matter is currently unknown. Any action by the CRTC that requires Bell to undo its current device unlocking practice is likely to negatively impact our business and financial results, including through increased costs related to fraud and other criminal activity or other adverse outcomes.

1.4Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act and Radiocommunication Regulations to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate radio apparatus in Canada must hold a radio licence or spectrum licence to do so. The Radiocommunication Regulations specify those persons (including corporations such as Bell Canada and Bell Mobility) who are eligible to be issued radio licences or spectrum licences.

1.4.1Consultation on 26, 28 and 38 GHz (Millemetre Wave) spectrum licensing framework

On June 6, 2022, ISED initiated a consultation seeking input regarding a policy and licensing framework to govern the auction and use of spectrum licences in the 26, 28 and 38 Gigahertz (GHz) (Millimeter Wave) spectrum bands. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, or a spectrum cap across the 26, 28 and 38 GHz spectrum bands. ISED proposes that the auctioned licences will have a 10-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to deploy a certain number of sites in each licence area at five and nine and a half years following licence issuance. The consultation paper also seeks comments on the transition process for existing 38 GHz licensees from fixed to flexible use (i.e., mobile or fixed use), as well as the limitations on the use of 38 GHz spectrum by satellite earth stations.

On March 6, 2025, ISED initiated a consultation as an addendum to the 2022 Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz Bands (2022 Millimetre Wave Licensing Consultation), seeking input regarding the repurposing of the lower 26 GHz spectrum band (formerly referred to as the 24 GHz spectrum band) for flexible use for fixed and mobile services and its inclusion in the 2022 Millimetre Wave Licensing Consultation. ISED proposes that 850 MHz of spectrum in the combined 26 GHz spectrum band be allocated for a non-competitive local licensing process and 2.4 GHz of the combined 26 GHz spectrum band be available for the auction process described in the 2022 Millimetre Wave Licensing Framework. The consultation paper also seeks comments on the use of a spectrum cap. ISED has not yet indicated a specific date when the auction will take place. It is unclear what impact the results of this consultation and future-related processes could have on our business and financial results.

On March 6, 2025, ISED released an Addendum to the Non-Competitive Local Licensing Framework to include Spectrum in the 27.5-28.35 GHz Band which states that ISED will make available 850 MHz of spectrum in the 28 GHz spectrum band for flexible use operations through a non-competitive local licensing process. Of the 850 MHz of spectrum available, 450 MHz of spectrum will be reserved for use by small operators, including small commercial mobile service providers, non-traditional users and wireless Internet service providers.

1.5    Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

1.6    Other

1.6.1    Bill C-18, the Online News Act

On June 22, 2023, Bill C-18, An Act respecting online communications platforms that make news content available to persons in Canada (the Online News Act), received royal assent. The Online News Act requires digital news intermediaries, such as Google, that share news content produced by other news outlets to negotiate commercial arrangements with those news outlets, compensating them for the news content shared on digital platforms. The legislation entitles Bell Media’s general news services, such as CTV and Noovo, to compensation. Further details regarding the compensation framework have been set out in regulations that were released on December 15, 2023 (the Regulations). The Regulations clarify that the Online News Act applies to search engines and social media sites that provide access to news content in Canada, provided these platforms earn at least $1 billion in annual global revenue and reach at least 20 million Canadians on a monthly basis. However, the Regulations also allow Google to apply to be exempt from parts of the Online News Act if it commits to pay $100 million annually (growing each year by inflation) to a collective (the Collective) which will then distribute it to eligible news outlets. On June 7, 2024, Google submitted an application for exemption to the CRTC and on October 28, 2024, the CRTC approved a five-year exemption for Google, which required Google to provide payment to the Collective by December 27, 2024 for calendar year 2024. Pursuant to the Regulations, of the $100 million to be paid by Google, news outlets that are also private broadcasters, such as CTV and Noovo, cannot receive more than 30% of the overall compensation available (with other news outlets, such as those associated with newspapers and public broadcasters, receiving the rest). For 2024, Bell Media received a total payment of $8,162,577. Bell Media's application for compensation for 2025 is currently being assessed by the Collective; payment is expected by the end of the first quarter of 2026. Finally, on December 12, 2024, the CRTC established the mandatory bargaining process which would apply between news outlets and digital news intermediaries that are captured by the Online News Act. This framework was necessary for the CRTC to put into place in order to administer the Online News Act. However, while Google retains its exemption, the mandatory bargaining process is not expected to be utilized.

1.6.2    Bill C-2, the Strong Borders Act

On June 3, 2025, the federal government introduced Bill C-2, An Act respecting certain measures relating to the security of the border between Canada and the United States and respecting other related security measures (the Strong Borders Act), in response to calls from the U.S. administration for enhanced security along the U.S.-Canada border. Bill C-2 proposes the creation of a new Supporting Authorized Access to Information Act, as well as amendments to the Criminal Code and Canadian Security Intelligence Service Act, which would grant law enforcement and other government bodies broader authority to demand information – including a wider range of subscriber data – from service providers such as Bell Canada. In urgent situations, these demands could be made without a warrant. Additionally, Bill C-2 would require service providers to proactively develop, test, and maintain systems that enable the extraction and provision of information to law enforcement. Service providers would be obligated to facilitate access, support system testing, and comply with inspections/audits, significantly expanding our obligations beyond simply responding to requests. The legislation establishes a general framework for compensating service providers but leaves key details to future regulations and indicates compensation for Ministerial orders is discretionary. The expanded scope of lawful access requests will require us to increase staffing and incur new costs to meet the information demands. The legislation also includes fines and administrative monetary penalties for non-compliance. At this time, it is unclear how these legislative changes might affect our business operations and financial results.

On October 8, 2025, the federal government tabled the Strengthening Canada’s Immigration System and Borders Act (Bill C-12) as a streamlined version of Bill C-2 that focuses on border and immigration controls and omits the lawful access provisions that had raised opposition and civil liberties concerns. While it has not been formally withdrawn, the status of Bill C-2 is now unclear.

2.U.S. regulatory environment

2.1    Introduction

Certain services offered by Ziply Fiber in the United States are subject to extensive federal, state and local regulation, including oversight by the FCC, state public utility commissions, municipalities and other governmental authorities, which collectively influence the rates, terms, deployment, interconnection, certifications, and operational conditions applicable to our U.S. operations. As both an ILEC and a competitive local exchange carrier (CLEC), we operate under regulatory frameworks that include carrier-of-last-resort obligations in certain states, service quality and reporting standards, and, price-cap regulation, while municipalities and other local governmental bodies regulate access to public rights-of-way and may require franchises, licenses, permits, and compliance with local construction codes. The cumulative effect of these regimes, and any changes thereto, may increase compliance costs, constrain operational flexibility and rate adjustments, affect subsidy funding, and materially influence the competitive dynamics in Ziply Fiber’s markets.

2.2    U.S. regulatory developments and risks

The following highlights U.S. legal, regulatory and policy developments that affect, or could affect, Ziply Fiber’s business, financial condition and results of operations.

2.2.1 Federal and state subsidies; universal service programs; affordability programs

Ziply Fiber participates in U.S. federal and state subsidies targeted at high-cost, rural network deployment including legacy high-cost support, the Connect America Fund Phase II (CAF II) as well as it’s contemporary program, the Rural Digital Opportunity Fund (RDOF). These awards require satisfaction of buildout milestones, service obligations and reporting requirements; failure to comply may lead to penalties, forfeitures or disqualification from future programs. In addition, Ziply Fiber participates in U.S. federal and in multiple state low-income subsidy programs. Ongoing legal challenges to aspects of these universal service programs and potential policy changes could adversely affect both the availability of support and our ability to recover contributions. Further, the termination or material modification of federal affordability initiatives may affect demand dynamics, uptake by income-constrained customers, and associated reimbursements to participating providers.

2.2.2 ILEC/CLEC obligations; state service quality and price regulation

As an ILEC in several states, Ziply Fiber remains subject to service obligations, including carrier-of-last-resort requirements, and to various service quality standards and reporting, with potential penalties or other enforcement actions for non-compliance. We are subject to price cap or alternative rate plans for specific services, and program expirations may require renegotiation that could affect rates, infrastructure investment commitments, and operating performance. We continue to advocate for no or reduced regulation with the regulatory agencies in those states. Our CLEC operations are also subject to state certification, limited rate regulation and interconnection frameworks that govern how we interface with other carriers and access critical network elements.

2.2.3 Rights-of-way, franchises and local permitting

Our network deployment and operations depend on access to public rights-of-way, poles and conduits. Further, we are required to obtain local franchises/licenses, permits, and related approvals. Local authorities may attempt to revise, condition, or terminate existing rights or impose new fees, buildout or customer service obligations, which could materially increase costs or delay deployment. Judicial and FCC precedent concerning local rights-of-way fees remains unsettled, and future developments could increase our obligations or encourage additional competitive entry.

2.2.4 Pole attachments and access to utility infrastructure

Timely and cost-effective attachment to third‑party poles and access to conduits remain critical inputs to our fibre deployment programs. However, we continue to face risks associated with extended make‑ready intervals, fielding requirements, engineering disputes, and allocation of replacement costs, all of which can increase capital intensity and elongate build schedules. These risks can be more acute where municipalities, public utility districts, or electric cooperatives own poles that are not subject to uniform federal timelines or where local processes impose additional inspections, traffic management plans, or seasonal construction moratoria.

At the federal level, the FCC has adopted timelines and other procedural safeguards to accelerate access for large applications for certain applicants and has completed rulemakings aimed at streamlining attachments, including proposals relating to upfront make‑ready payments, true‑up limits, contractor approval and onboarding, and standardized dispute‑resolution tracks. Even with these measures, practical barriers—such as limited availability of qualified crews, sequential workflow requirements across multiple pole owners, and disagreements over cost responsibility for pole replacements or mid‑span clearance work—can still materially delay projects and increase costs.

We also operate under a patchwork of state and local regimes that can diverge from federal pole‑attachment rules, including jurisdictions with distinct “one‑touch make‑ready” procedures, separate safety or vegetation‑management standards, or different approaches to allocating costs for pole replacements versus routine make‑ready. In addition, large‑scale public funding programs for broadband may strain pole‑owner resources and permitting offices, potentially lengthening review cycles. We continue to use the FCC’s and state commissions’ complaint and mediation processes where appropriate, while prioritizing negotiated joint‑use and attachment agreements to support timely, efficient deployment.

2.2.5 Foreign ownership and national security commitments

Under FCC rules and associated executive branch policies associated with FCC authorizations held by Ziply Fiber, non-U.S. ownership of Ziply Fiber triggered certain special filing requirements, together with review of the transaction by the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector. To conclude that process, Ziply Fiber, BCE Holding Corporation, and BCE entered into a Letter of Agreement (LOA) with the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, the U.S. Department of Justice and the U.S. Department of Homeland Security (commonly known as Team Telecom) under which they made certain commitments intended to ensure that the transaction would be consistent with U.S. national security, law enforcement, and similar interests. As is standard with such agreements involving foreign-owned U.S. carriers, the FCC made compliance with the LOA a condition of Ziply Fiber’s FCC authorizations. FCC rules also require Ziply Fiber to seek further approvals if any previously unapproved non-U.S. investor obtains, or seeks to obtain, direct or indirect interests in Ziply Fiber that exceed certain thresholds. If any new Ziply Fiber foreign ownership were to exceed such levels without further FCC authorization and/or if Ziply Fiber, BCE Holding Corporation, or BCE were to fail to meet their obligations under the LOA, the FCC could subject Ziply Fiber to a range of monetary and other penalties, which could (in extreme cases) include license revocation proceedings. Any such penalties could have a material adverse effect on Ziply Fiber’s business, financial condition and results of operations and consequently, adversely affect our financial performance.

2.2.6 Broadband classification and “net neutrality”

The regulatory status of broadband internet access service (BIAS) remains a source of uncertainty and risk for ISPs, with significant implications for network management flexibility, compliance burdens, and potential state-federal conflicts. While the FCC has, at times, treated BIAS as an unregulated information service with limited federal disclosure obligations, recent federal actions and court decisions have vacillated, and some states have adopted or considered state-level net neutrality or broadband affordability mandates, contributing to a patchwork of rules. In January 2025, the U.S. Court of Appeals for the Sixth Circuit invalidated an FCC order that reclassified broadband as a Title II telecommunications service and imposed associated “net neutrality” rules. The proliferation of state-level broadband regulations could increase compliance costs and operational complexity for ISPs operating across multiple jurisdictions.

IV.OTHER PRINCIPAL BUSINESS RISKS

The following sections describe the other principal business risks that could also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation in addition to those previously discussed in this Safe Harbour Notice under Section B. I, Principal consolidated business risks, Section B. II, Principal segmented business risks and Section B. III, Risks relating to our regulatory environment.

1.Customer experience

1.1 Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

We aim to create best-in-class experiences across all channels to meet stakeholder expectations. This involves maintaining an omni-channel presence to provide necessary platforms for customers to research, interact, and purchase, while leveraging AI tools in all facets of our operations. As the bar continues to be raised by customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience at a fair value proposition could hinder product and service differentiation and customer loyalty. The foundation of effective customer service is the ability to deliver high-quality, consistent, and simple solutions in an expeditious manner and on mutually agreeable terms. Although we seek to reduce complexity in our operations through our transformation initiatives, we operate with multiple technology platforms, ordering and billing systems, sales channels, marketing databases, and a myriad of rate plans, promotions, brands, and product offerings, in the context of a large customer base and a hybrid and remote workforce that continuously requires training, monitoring, and replacement. This may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service, or other errors, which could adversely affect customer satisfaction, acquisition, and retention. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention. In addition, the current global economic environment may bring about further workforce reduction initiatives or limit investments, which could negatively impact the rapidity of our response to customer demands and the overall customer experience.

With the proliferation of connectivity services, apps, and devices, customers are accustomed to doing things when, how, and where they want through websites, self-serve options, web chat, call centres, and social media forums. These customer demands have intensified over the years with the resulting shift to online transactions and expectation of seamless digital self-service. We seek to provide the necessary platforms for customers to research, interact, purchase, and receive service, and to continuously improve our call centre experience and self-serve tools to improve customer service and drive household penetration. Customers’ journey is increasingly completed on mobile devices, requiring alignment of websites, customer support platforms, and marketing. Understanding the customer relationship as a whole in a multi-product environment and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. As part of our strategy to enhance service delivery and operational efficiency, we have increased our strategic partnerships with leading technology providers and have become increasingly reliant on cloud-based solutions and platforms. While these partnerships enable us to offer innovative services and improve scalability, they also create dependencies on third-party infrastructure and systems. Service outages or disruptions experienced by our technology partners, such as Google, Amazon, ServiceNow, or other cloud service providers, could adversely impact our ability to serve customers, process transactions, and maintain seamless operations, potentially leading to customer dissatisfaction, revenue loss, and reputational harm.

We constantly seek to innovate in the ways we engage with customers and deliver service and support in an omni-channel, streamlined, and simplified manner to reduce transaction friction and costs, enhance self-serve options, improve first call resolution, and reduce fraud attempts, such as spam and fraudulent calls or text messages, in order to build trust, improve our appeal, and reduce churn. This includes improvements to the range and capabilities of our call centres, our online self-serve and support options, and the deployment of innovative tools that use AI and machine learning technologies. While we have introduced new services and tools, we are unable to predict whether such services and tools will be sufficient to meet customer expectations. Failure to develop true omni-channel, streamlined and simplified capabilities and improve our customer experience by digitizing and developing a consistent, fast, and on-demand end-to-end experience before, during and after sales using new technologies such as AI and machine learning, in parallel with our network evolution, could also adversely affect our business, financial results, reputation, and brand value. Such development activities could further be challenged by the scarcity of skilled resources in a competitive labour market.

While AI, including the use of customer-facing chatbots, could provide for better, cost-effective, and convenient customer experiences, we must carefully assess the challenges associated with the use of such technology by us, such as the intentional or unintentional misuse of AI tools by our employees or third parties, model hallucinations, the provision by our AI systems of inaccurate information about our products or services to our customers, or the existence of an explicit or implicit bias in our AI models. Failure to do so could harm our brand and reputation, cause disruption to our business operations, and expose us to customer complaints, regulatory scrutiny, and litigation. For further details regarding our AI-related risks, refer to Section 2.2 below.

Additionally, customers’ perception of our products, services, brand, and corporate image is also important. Embracing topics that matter to the stakeholder value proposition, such as sustainability practices and the reporting of such practices, adds an important layer to the customer perception of our company and thus to the overall customer experience. Failure to positively influence customer perceptions through effective communication, including through our use of social media and other communication media, or otherwise, could adversely affect our business, financial results, reputation, and brand value.

2.Transformation

2.1    The evolution and transformation of our networks, systems and operations using next-generation technologies, while lowering our cost structure, are essential to effective competition and customer experience

Globalization, increased competition, and ongoing technological advances are driving customer expectations for faster market responses, improved customer service, enhanced user experiences, and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies, along with customer service tools that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies further provides the foundation for better and faster connections, which have, in turn, led to significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and information technology (IT) infrastructure.

We are pursuing an operational transformation, which entails improving the experience and value we deliver to customers, enabled by modernized infrastructure, simplified and automated business processes, and a right-sized cost model. Failure to successfully pursue this transformation and accurately assess the potential of new technologies, make critical updates to existing network capabilities, achieve cloud integration, fortify cybersecurity, and manage increasing interdependencies with third-party technology providers, or to invest and evolve in the appropriate direction in an environment of changing business models, could limit our ability to deliver value to our customers through easy and simple buy and support interactions, and through enabling them to get what they want much faster through any channel, as well as limit our customers’ ability to receive products, services, and content on any device or at any location regardless of network access type. As a result, this could have an adverse impact on our business and financial results.

Our network and IT evolution activities seek to leverage both new and emerging technologies, including network functions virtualization, AI and machine learning, process automation, software-defined networks, cloud technologies, multi-edge computing, open source software, “big data,” and IoT. These activities are designed to transform our networks and systems through consolidation, virtualization, and automation, enabling us to become more agile in our service delivery and operations, provide omni-channel capabilities for our customers, and drive lower costs. Our evolution efforts also focus on building next-generation converged wireline and wireless networks by leveraging smart-core technologies to deliver competitive quality and customer experience at an efficient cost structure amid rapidly growing capacity requirements. Alignment across technology platforms, product and service development, and operations is increasingly critical to ensure appropriate trade-offs and optimize capital allocation. Failure to adopt best-in-class technology practices in transforming our operations to enable a truly customer-centric service experience may hinder our ability to build customers’ trust in our innovation and technological capabilities, and to compete on footprint, service experience, and cost structure. It may also lead to missed opportunities and negatively impact business agility and growth. Planning and executing multiple complex projects within the desired delivery timelines can also be challenging. Any one or more of the above could have an adverse impact on our business, financial results, and reputation.

Customer retention and new customer acquisitions may be hindered during our transformation initiatives if such transformation causes poor service performance, which in turn may adversely affect our ability to achieve operational and financial objectives. Failure to quickly maximize adaptable infrastructures, processes, and technologies to efficiently respond to evolving customer patterns and behaviours, and to leverage IP and automation across many facets of our network, product, and service portfolio could inhibit a fully customer-centric approach. This could reduce our ability to provide comprehensive self-serve convenience, real-time provisioning, cost savings, and flexibility in delivery and consumption, leading to negative business and financial outcomes.

We further seek to expand our network footprint to enhance our value proposition and meet customer needs while deploying technologies to support growth. However, adverse government, regulatory, or court decisions may impact the specific nature, magnitude, location, and timing of investment decisions. In particular, the requirement to provide aggregated access to our FTTP on a wholesale basis, lowering of rates by the CRTC of mandated wholesale services over FTTP and/or fibre-to-the-node (FTTN), the imposition of unfavourable terms or the adoption of unfavourable rates in arbitration processes associated with the facilities-based MVNO access service the CRTC has implemented, the potential for additional mandated access to our networks, or the imposition of broader wholesale obligations on wireless networks would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined, timely, and strategic manner could limit our ability to compete effectively and to achieve desired business and financial results.

Other examples of risks that could affect the achievement of our desired transformation include the following:

•Failure to have our people, processes, and culture evolve to a cross-functional approach to eliminate business unit silos and promote a holistic “One Bell” mindset may impact our transformation initiatives
•The current global economic environment, as well as geopolitical events, may bring about further incremental costs, delays, or unavailability of equipment, materials, and resources, which may impact our ability to continue building next-generation converged networks and drive other transformation initiatives
•The costs of significant legacy networks, IT systems, and reliance on outsourced IT, as well as execution risk and lower or slower than expected savings achieved through targeted savings initiatives (e.g., vendor management, real estate optimization), could impact our ability to invest in our transformation
•Failure to effectively engage with external partners and other industries, could hinder innovation and limit market opportunities
•Challenges in hiring, retaining, insourcing, and developing technical and skilled resources could adversely impact transformation initiatives. Potential deterioration in employee morale and de-prioritization of transformation initiatives due to staff reductions, cost reductions, or reorganizations could adversely affect our transformation and financial results.
•Suboptimal capital deployment in network build, infrastructure and process upgrades, and customer service improvements, could hinder our ability to compete effectively
•A cloud-based strategy with multiple service providers requires a different architecture framework and execution for each service provider, which could slow the pace of our transformation
•We, and other telecommunications carriers upon which we rely to provide services, may not be able to purchase high-quality, reputable network equipment and services from third-party suppliers on a timely basis and at a reasonable cost
•Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, fibre and wireless rollouts
•The successful deployment of 5G mobile services could be impacted by various factors affecting coverage and costs
•Higher demand for faster Internet speed and capacity, coupled with governmental policies and initiatives, creates tensions around FTTP deployment in terms of geographic preference and pace of rollout
•The increasing dependence on applications for content delivery, sales, customer engagement, and service experience drives the need for new and scarce capabilities (sourced internally or externally) that may not be available, as well as the need for associated operating processes integrated into ongoing operations

•New products, services, or applications could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in a shorter life cycle for existing or developing technologies, which could increase depreciation and amortization expenses
•The decommissioning of legacy equipment could be challenged by customer and regulatory requirements to continue using older technologies, as well as inherent risks involved with transitioning to new systems
•As content providers’ business models change, content consumption habits evolve, and viewing options increase, our ability to aggregate and distribute relevant content and our ability to develop alternative delivery vehicles to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required
•Successfully managing the development and deployment of relevant product solutions on a timely basis to match the speed of adoption of IoT in the areas of retail, business, and government could be challenging
•Customers continue to expect improvements in customer service, new functions and features, and reductions in the price charged to provide those services. Our ability to provide such improvements increasingly relies upon using a number of rapidly evolving technologies, including AI and machine learning. However, the use of such technologies is being increasingly scrutinized by legislators and regulators. If we cannot build market-leading competencies in the use of these emerging technologies in a way that respects societal values, we may not be able to continue to meet changing customer expectations and to continue to grow our business.
2.2    We are using AI technologies in our business solutions and operations, which may present business, reputational, and compliance risks

We are focused on ensuring the responsible development and use of AI technologies, both within BCE and through our partnerships. In 2023, BCE adopted a Responsible AI Policy to proactively address AI-related risks. Our approach to the development and use of AI aligns with our ethics, privacy, and security requirements, as well as our broader sustainability objectives to foster customer, employee, and other stakeholder confidence in this technology.

We have implemented AI programs across various areas of our business, including customer experience, network quality, operational efficiency, agent training, and employee assistants. We also offer AI-powered solutions to our enterprise customers, including AI data centres. However, the expanded use of AI—particularly generative AI—also increases our exposure to business, reputational, and compliance risks.

Accordingly, it is essential that we carefully assess and manage the challenges associated with our use of AI technologies, as well as by our customers, business partners and third-party vendors. These challenges include preventing the intentional or unintentional misuse of AI tools by employees, customers or third parties; ensuring that our AI systems do not provide inaccurate or misleading information to customers, employees and other users; avoiding explicit or implicit bias or discrimination in AI models; obtaining proper consent for the collection and use of personal data to train and operate AI systems; and preventing the generation of content that may infringe on third-party intellectual property rights. Failure to adequately address AI-related risks could result in the unauthorized disclosure of confidential information and personal data; theft, fraud, or cyberattacks; disruptions to our business operations; financial losses; harm to our brand and reputation; decreased customer and investor confidence; exposure to customer complaints, regulatory or legal action; and a loss of competitive advantage.

The increased use of AI by our third-party vendors may further elevate our exposure to these risks, as our risk profile would expand beyond our immediate control.

As the legal and regulatory framework for AI evolves, new requirements may increase our exposure to litigation and regulatory actions, increase compliance costs, limit our ability to integrate certain AI capabilities into our products and services, and have an adverse effect on customer demand and our financial performance.

We risk reputational damage if our AI initiatives do not achieve their intended objectives, are not seamlessly incorporated, or are perceived as unsuccessful. We also risk experiencing a decline in our competitive positioning if our competitors leverage AI more effectively to improve their internal processes or develop new or enhanced products or services that we cannot match. Should they succeed more than us in adopting and implementing AI, our ability to compete effectively may be affected, which could have an adverse effect on our business and financial results. Further, developing and implementing AI technologies in our business may require significant additional costs and resources and, if the expected benefits of the adoption of AI are not achieved, these costs may have a negative impact on our financial performance.

Failure to obtain or maintain a social license to operate AI data centres exposes us to operational, financial, and reputational risks, including delays, increased costs, financial losses, reduced confidence among customers, investors and the public, regulatory or legal action, difficulties attracting and retaining talent, loss of competitive advantage, and could ultimately lead to suspension or cancellation of planned AI data centres initiatives.

Furthermore, deploying AI solutions in our products or services in ways that are perceived as divisive—due to potential impacts on employment, data privacy, or human rights—could result in competitive disadvantages, reduced customer adoption, financial losses, harm to our brand and reputation, and legal or regulatory consequences.

3.Operational performance

3.1 Our networks and IT systems are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to develop and execute strategies against plans, and provide high-quality, consistent, reliable, and resilient wireless, wireline, media and AI services to customers in a complex and changing operating environment, is crucial for sustained success. It is therefore essential that we continuously refine our operating model in order to meet customer expectations for product and service experience at an efficient cost structure, while leveraging acquired businesses and skill sets, and proactively managing strategic partnerships.

Network capacity demands for content offerings and other bandwidth-intensive applications on our wireline and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Evolving customer behaviour and their use of our networks, products, and services have created increased capacity pressure on certain areas of our wireless, wireline, and media networks, and there can be no certainty that our networks will continue to sustain such increased usage. In addition, we may need to incur significant capital expenditures in order to provide additional capacity and reduce network congestion. The trend for families to move from urban centres to less urbanized areas increases the need to develop and/or enhance our networks in areas that were not previously served or that were underserved.

Customers and other stakeholders expect that we deliver reliable service performance, enabled by our networks and other infrastructure, as well as the networks and other infrastructure of third-party providers on which we rely. Issues relating to network availability, speed, consistency, and traffic management, whether on our current or legacy networks, could adversely affect our customers, including by preventing the provision of critical services. Such issues could also have an adverse impact on our business, reputation, and financial performance. Heightened scrutiny by regulatory authorities with respect to network availability could lead to increased identification of non-compliance and potential fines. Furthermore, we may need to manage the possibility of instability in the context of our transformation initiatives, including as we transition towards converged wireline and wireless networks and newer technologies, such as software-defined networks leveraging open source software and cloud services, and increased reliance on third-party hyperscale cloud providers. Network failures and slowdowns, whether caused by internal or external forces, human error or threat, or external events, could adversely affect our brand and reputation, subscriber acquisition and retention, as well as our financial results. While we invest in the resiliency of our networks and other infrastructure, and establish response strategies and business continuity protocols to seek to maintain service consistency, there is no assurance that such investments and protocols will be sufficient to prevent network failure, or the failure of other infrastructure, or a disruption in the delivery of our services.

In addition, we currently use a large number of interconnected internal and third-party operational and business support systems for provisioning, networking, distribution, broadcast management, ordering, billing, and accounting, which may hinder our operational efficiency. If we fail to implement, maintain, or manage highly effective IT systems supported by an effective governance and operating framework, and implement transformation initiatives to streamline and integrate our processes and systems, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn. It may also limit our cross-sell capabilities across our portfolio of products and services.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

•The current global economic environment, as well as geopolitical events, may bring about further incremental costs, delays, or unavailability of equipment, materials, and resources, which may impact our ability to maintain or upgrade our networks in order to accommodate increased network usage and to provide the desired levels of customer service
•Failure to maintain required service delivery amid operational challenges (including those related to targeted cost savings initiatives and the availability of employees with the required skill set), and a transformation of our infrastructure and technology, could adversely affect our brand, reputation, and financial results

•We may lose sales should we fail to maximize channel efficiencies, including the increasingly important digital and self-serve channels, which could adversely affect our financial results
•Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions, and the integration of business acquisitions, may not deliver the benefits contemplated, or be completed when expected, and could adversely impact our ongoing operations
•Failure to streamline our significant IT legacy system portfolio and proactively improve operating performance could adversely affect our business and financial results
•We may experience more service interruptions or outages due to legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased. Copper theft and vandalism to our telecommunications infrastructure may also cause service disruptions and jeopardize community safety.
•An increase in lost-time accident rate by our employees could adversely impact our ongoing operations
•There may be a lack of replacement parts and competent, cost-effective resources to perform the life cycle management and upgrades necessary to maintain the operational status of legacy networks and IT systems
•Climate change increases the probability, frequency, intensity, and duration of severe weather-related events such as ice, snow, and windstorms; wildfires; flooding extended heat waves; hurricanes; tornadoes; and tsunamis, all of which could impact network availability and performance and drive more repairs of network equipment
3.2 Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment, and other facilities

Our operations, service performance, reputation, business continuity, and strategy depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect our or their networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours, and other events. Climate change could heighten the occurrence of certain of the above-mentioned risks. For further details regarding climate-related risks, please refer to Section 6.4 below. We must also manage business continuity issues caused by internal sources, including human error, human-caused threats, and inefficiencies. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to adequately complete planned and sufficient testing, maintenance, replacement, or upgrade of our or their networks, equipment and other facilities, which is, among other factors, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network and other infrastructure failures, billing errors, or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

In addition, the current global economic environment, as well as geopolitical events, may bring about further incremental costs, delays, or unavailability of equipment, materials, and resources, which could impact our operations and business continuity strategies.

3.3 Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space, and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions, and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic, or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage, or destruction of these satellites, our terrestrial broadcasting infrastructure, or Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

3.4    Ziply Fiber’s fibre expansion plan, and the benefits expected to result from the formation of Network FiberCo, are subject to risks and uncertainties

Under Ziply Fiber’s fibre expansion plan, we intend to grow Ziply Fiber’s fibre network to increase Ziply Fiber’s revenues and number of customers, and in turn, increase its profitability and cash flows. These programs and initiatives require significant investment and resources, and may divert attention from ongoing operations and other strategic initiatives. There can be no assurance that Ziply Fiber’s current and future initiatives and programs will be successful, or that the actual returns from these programs and initiatives will not be lower than anticipated or take longer to realize than we anticipate. For example, we may not reach our targets to expand and penetrate Ziply Fiber’s existing fibre network on the timelines we anticipate, or at all. If Ziply Fiber’s current and future programs and initiatives are unsuccessful, result in lower returns than we anticipate, or take longer than we anticipate, it could have a material adverse effect on Ziply Fiber’s results of operations and, consequently, adversely affect the financial performance of our Bell CTS U.S. segment.

Additionally, there can be no assurance that the benefits expected to result from the formation of Network FiberCo, a long-term strategic partnership between BCE and Public Sector Pension Investment Board to accelerate the development of fibre infrastructure through Ziply Fiber, will be realized. Further, Network FiberCo is subject to many of the same risks as Ziply Fiber, including those with respect to regulatory matters, pole attachment agreements and licenses. Refer to Section III, 2. U.S. Regulatory environment, for further details.

3.5    The integration of Ziply Fiber as a subsidiary of BCE may not be as successful as anticipated and disruptions from the transaction could harm our business

The acquisition of Ziply Fiber (the Acquisition) involves strategic, financial, accounting, legal, tax, and other functions that must be integrated. Difficulties in integrating Ziply Fiber as a subsidiary of BCE may result in the combined company performing differently than expected.

Our other businesses could also be negatively impacted by this acquisition. More specifically, potential difficulties that may be encountered in the integration process include, among other factors:

•The inability to successfully integrate Ziply Fiber as a BCE subsidiary in a manner that permits us to achieve the anticipated benefits from the Acquisition
•Performance shortfalls at Ziply Fiber or BCE resulting from the diversion of management’s attention caused by the Acquisition
•Funding the operations and planned capital expenditures of Ziply Fiber
•The disruption of, or loss of momentum in, our business or inconsistencies in standards, controls, procedures, and policies
•Integrating relationships with customers, vendors and business partners

4.Financial management

4.1 If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures, and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this Safe Harbour Notice.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets, and the cost and amount of funding available, depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions; political, economic, and financial market instability in Canada, the U.S., or abroad; tariffs; government policies; central bank monetary policies; increasing interest rates; inflation; changes to bank capitalization or other regulations; reduced bank lending in general; or fewer banks as a result of reduced activity or consolidation could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs, and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. There is no assurance that we will maintain our credit ratings, and a ratings downgrade could result in adverse consequences for our funding cost and capacity, and our ability to access the capital markets, money market, and/or the bank credit market. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry. Finally, with increasing emphasis by the capital markets on sustainability performance and reporting, there is a potential for the cost and availability of funding to be increasingly tied to the quality of our sustainability practices and related disclosed metrics.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there is no assurance that these facilities will be renewed on favourable terms or in similar amounts.

Global financial markets have experienced, and could again experience, significant volatility and weakness as a result of market disruptions, including those relating to the economy, the imposition of tariffs, and geopolitical events. The current global economic environment could continue to negatively impact equity and debt capital markets, cause interest rate and currency volatility and movements, and adversely affect our ability to raise financing in the public capital, bank credit, and/or commercial paper markets, as well as the cost thereof. Additionally, the negative impact of the global economic environment and a potential recession, as well as elevated levels of inflation and interest rates affecting our customers’ financial condition, could adversely affect our ability to recover payments on receivables and lead to further increases in bad debts. This, in turn, could negatively impact our revenues and cash flows, as well as our position under our securitized receivables program.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in the market price of BCE’s securities. A major decline in the financial markets in general, or a decrease in the market price or fluctuations in trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions, or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan, or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses, or attempt to raise additional capital by selling or otherwise disposing of assets. Any of these actions could have an adverse effect on our cash flows from operating activities and on our growth prospects.

4.2 We cannot guarantee that our dividend payout policy will be maintained or achieved, or that dividends will be maintained or declared

Maintaining or achieving BCE’s dividend payout policy, maintaining the BCE common share dividend, as well as the declaration of dividends on any of BCE’s outstanding shares, are subject to the discretion of the BCE board of directors (BCE Board) and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or achieved, that the dividend on common shares will be maintained, or that dividends will be declared on any of BCE’s outstanding shares. Maintaining or achieving BCE’s dividend payout policy, maintaining dividends, and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s corporate strategy, operations, and financial results, which are, in turn, subject to various assumptions and risks, including those set out in this Safe Harbour Notice.

4.3 The failure to reduce costs, unexpected increases in costs and the failure to optimize capital spending, could adversely affect our ability to execute our business strategy and meet our financial guidance

Our objective to lower our cost structure and meet our deleveraging targets continues to be aggressive, with a company-wide focus on cost transformation and reduction, but there is no assurance that we will be successful in reducing costs or leverage. Examples of risks to our ability to reduce costs, meet our deleveraging targets or limit potential cost increases include the following:

•Inflation could continue to result in higher input costs for equipment, products, and services, and create increased pressure for wage increases
•Increased costs related to tariffs and geopolitical events, in particular as they impact our supply chain, could persist for an undetermined period of time
•Increasing or high interest rates could negatively impact our cost of financing
•Our cost reduction objectives require aggressive negotiations with our suppliers, and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues
•As suppliers continue to shorten software life cycles, the cost of seeking to maintain adequate information security solutions increases
•Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations, and other unforeseen obstacles
•Failure to contain growing operational costs related to network sites, network performance and resiliency, footprint expansion, spectrum licences, insurance, and content and equipment acquisition could have a negative effect on our financial performance
•In addition to the potential impact from the global economic environment and geopolitical events, fluctuations in energy prices are further partly influenced by government policies to address climate change, such as carbon pricing which, combined with growing data demand, including from AI data centres that increases our energy requirements, could increase our energy costs beyond our current expectations
•Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges, or other reasons, may cause us to incur financial penalties and loss of revenues
In addition, as part of our business operations and operational transformation, it is essential that we optimize capital spending and ensure appropriate trade-offs in our capital allocation. However, should we fail to adequately assess investment priorities and optimal trade-offs, our business and financial results could be negatively affected.

4.4 We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity, and market risks, including equity price, interest rate, and currency fluctuations, is discussed in section 6.5, Financial risk management, of the BCE 2024 Annual MD&A and in Note 29 to BCE’s 2024 consolidated financial statements, as updated in BCE’s First Quarter (Q1) 2025 MD&A, Q2 2025 MD&A, and Q3 2025 MD&A, and BCE’s Q1, Q2, and Q3 2025 consolidated financial statements.

Our sales have historically been denominated in Canadian dollars. However, as a result of the Ziply Fiber Acquisition, a portion of our revenues, assets, liabilities, and cost structure is now exposed to U.S. dollars. Consequently, an increase in the value of the Canadian dollar relative to the U.S. dollar may adversely affect our revenue and business. Selling products, providing services, or purchasing inventory or equipment in U.S. dollars could result in our exposure to foreign currency risk becoming more significant. In addition, Ziply Fiber’s employees are located in the U.S.; therefore, a portion of our payroll, as well as certain other operating expenses, are paid in U.S. dollars. Our operating results are denominated in Canadian dollars, and the difference in exchange rates from one period to another may directly impact period-to-period comparisons of our operating results. Furthermore, exchange rate fluctuations may make it difficult for us to predict our operating results. We may implement hedging strategies from time to time to mitigate risks related to the impact of fluctuations in exchange rates. However, not every exposure can be hedged, and where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts that may vary or which may later prove to have been inaccurate. Failure to hedge successfully or to anticipate currency risks accurately could adversely affect our operating results.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price, and other market conditions could lead to missed opportunities, increased costs, reduced profit margins, cash flow shortages, an inability to complete planned capital expenditures, delays in our deleveraging initiatives, reputational damage, devaluation of equity and debt securities, and challenges in raising capital on market-competitive terms.

4.5 The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting that considers corruption, misappropriation of assets, and intentional manipulation of financial statements by employees and/or external parties. The current global economic environment and advances in AI technologies could lead to increased fraudulent activity, resulting in financial losses and brand degradation.

Specific examples relevant to us include:

•Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues
•Unauthorized individuals taking over an account owner's online account without their permission in order to gain access to wireless products and goods via various means
•Subscription fraud where fraudsters use their own, a stolen, or a synthetic identity to obtain mobile devices and services with no intention to pay
•Network usage fraud, such as call/sell operations using our wireline or wireless networks, or incidents related to network components such as copper theft

•Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss
•Organized criminal activities targeting and seizing high-value inventory

4.6 Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws in Canada, the U.S., and other relevant jurisdictions, as well as to related tax treaties, regulations, rules, and administrative guidance. The adoption of new tax laws, treaties, regulations, or rules thereunder, or changes thereto, or changes in their interpretation or enforcement by tax authorities, could adversely affect our tax position, including by resulting in higher tax rates, new taxes, or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities, and could, in certain circumstances, result in an assessment of interest and penalties.

4.7 A number of factors could impact our financial statements and estimates

We base our estimates on a number of factors, including, but not limited to, historical experience, current events, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements, including, but not limited to, impairment testing, fair value determination, expected credit losses, and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty, and actual results could differ.

4.8 The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, and we may be required to increase contributions to our post-employment benefit plans

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for the management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, inflation, plan demographics (including longevity), and applicable regulations and actuarial standards. Changes in these factors, including changes caused by the current global economic environment and recent geopolitical events, could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future, and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public and private equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could, therefore, also significantly affect our cash funding requirements.

4.9 The expected timing and completion of the proposed disposition of Northwestel are subject to closing conditions and other risks and uncertainties

The expected timing and completion of the proposed disposition of Northwestel are subject to closing conditions, termination rights, and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing. Accordingly, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated. The proposed disposition could be modified, restructured, or terminated. There can also be no assurance that the potential benefits expected to result from the proposed disposition will be realized.

5.People

5.1 Attracting, developing and retaining a talented team capable of furthering our business strategy and operational transformation is essential to our success

Our business depends on the efforts, engagement, and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on their responsibilities and working environment. Demand for highly skilled team members remains a concern, as the pace of technological advancement, retiring workers, varying levels of immigration, and an increase in remote-work arrangements, allowing for more global competition, have created an even more competitive marketplace. This underscores the importance of developing and maintaining a comprehensive and inclusive human resources strategy and employee value proposition to effectively compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles, and responsibilities. In addition, an appropriately skilled talent pool, achieved through hiring, insourcing, upskilling, and reskilling, is essential to support evolving business priorities in the context of an ongoing business transformation that is impacting job nature and required skill sets. Our objective to transform our business requires a cultural shift and the capacity to evolve, which impacts our recruitment strategy and resource deployment. We seek to have our employees adapt to new ways of working, as traditional telecommunications companies are moving toward flatter work structures, leveraging generative AI, with fewer silos and more cross-functional corporate structures. These shifts may require rapid reskilling and redeployment of employees and may increase workforce disruption risk. Failure to attract, appropriately train, motivate, remunerate, or deploy employees on initiatives that further our business strategy and operational transformation, or to efficiently replace departing employees, could adversely impact our ability to attract and retain talent and drive performance across the organization. A shortage of skilled labour could negatively affect our ability to implement our strategic priorities, as well as sell our products and services and, more generally, serve our customers.

Establishing a culture that drives inclusivity, employee engagement, development, and progression is essential to attracting and retaining talent. In addition, employees are typically more engaged at work when their values align with their employer’s corporate values. We have strengthened our employee training offerings to support our transformation, and we continually seek to establish and enhance programs and provide resources to support team members on a wide range of topics, including mental health services and support. However, failure to establish robust programs and further enhance them to achieve these aspirations could adversely affect our ability to attract and retain team members. Failure to sufficiently address evolving employee expectations related to our culture and value proposition could also adversely affect our ability to attract and retain team members.

Other examples of people-related risks include the following:

•The increasing technical and operational complexity of our businesses, combined with high market demand for skilled resources in strategic areas, creates a challenging environment for hiring, developing, and retaining such talent
•Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for senior executive and other key roles, could impair our business until qualified replacements are found
•Ensuring the health and safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus, war zones, and during pandemics or severe weather events, requires focus, effective processes, and flexibility to avoid injury, illness, service interruption, fines, and reputational impact
•Potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions, or reorganizations could adversely affect our business and financial results
5.2 Challenges related to collective agreements could adversely affect our business

Approximately 39% of BCE employees were represented by unions and were covered by collective agreements as of December 31, 2025. The positive engagement of our union-represented team members is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives.

We cannot predict the outcome of collective agreement negotiations. The renewal of collective agreements could result in higher labour costs and may be challenging in the context of a declining workload due to transformation, a maturing footprint, improved efficiencies, and adverse government or regulatory decisions. If, during the bargaining process, there are project delays or work disruptions, including work stoppages or slowdowns, this could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

6.Brand reputation

6.1Our ability to maintain positive customer relationships is significantly influenced by our reputation
Understanding public perception is crucial for making investments in key areas such as customer experience, brand appeal, media coverage, social media, and marketing. Many customers’ decisions to purchase our products and services are directly related to their perception of our company. Accordingly, our ability to maintain positive customer relationships and to acquire or retain customers is significantly influenced by our reputation. Our company faces many sources of reputational risk, as discussed in this Safe Harbour Notice. Should our perceived or actual outlook, plans, priorities, or actions, or those of our employees or suppliers, fail to align with stakeholders’ expectations, our reputation could be impacted. This, in turn, could have an adverse effect on our brand, our ability to retain or attract customers, and, more generally, on our business, financial condition, liquidity, and financial results.

6.2There is no assurance that we will succeed in meaningfully integrating sustainability considerations into our business strategy, operations, and governance to generate a positive outcome for stakeholders
While we seek to understand the evolving sustainability landscape and identify topics and activities that may expose us to sustainability risks, there is no assurance that we will succeed in meaningfully integrating sustainability considerations into our business strategy, operations, and governance to generate positive outcomes for stakeholders. Good sustainability practices are an important measure of corporate performance and value creation. As such, we are increasingly under scrutiny to address sustainability matters of importance to our stakeholders. A wide range of sustainability topics have progressively become important elements of corporate culture, and seeking to embrace them reinforces our value proposition to drive employee attraction and retention. Customers now factor broader considerations into purchase decisions and look for alignment between personal values and corporate behaviour. Investors increasingly link investment decisions to the quality of sustainability practices and related disclosed metrics. Moreover, we have directly linked some pricing elements in certain financing agreements to our performance on key sustainability targets. Legal and regulatory pressures have further intensified in the sustainability landscape, including, without limitation, in the areas of privacy, data governance, responsible AI, and climate change. Accordingly, failure to integrate sustainability considerations into our governance activities and effectively manage sustainability risks and opportunities could harm our brand and reputation, and lead to negative business, financial, legal, and regulatory consequences for the company. Perceived misalignment of our actions with stakeholder expectations could also harm our brand and reputation and lead to further financial and other consequences. Finally, enhanced sustainability-related disclosures could increase the company’s exposure to claims for misrepresentation in the primary or secondary market.

6.3Various factors could negatively impact our ability to achieve our sustainability targets
We have set a number of sustainability targets to monitor our sustainability performance and align with our business strategy. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to sufficiently address evolving expectations of employees, customers, investors, and other stakeholders through the achievement of our sustainability targets could harm our brand, reputation, and competitiveness, as well as lead to other negative business, financial, legal, and regulatory consequences for the company.
Important risk factors that could affect certain of our key sustainability targets are set out below.

GHG emissions reduction and supplier engagement targets

The achievement of our science-based target related to our scope 1 and 2 GHG emissions will require that we purchase a significant quantity of RECs. To achieve this science-based target, only RECs will be considered given that the SBTi standards do not enable carbon credits to be used for this target. Should a sufficient quantity of acceptable (according to the SBTi guidelines) RECs be unavailable, should their cost of acquisition be considered too onerous, should sufficient funds be unavailable, or should laws, regulations, applicable standards, public perception or other factors limit the number of RECs that we can purchase, in whole or in part, the achievement of our science-based target related to our scope 1 and 2 GHG emissions could be negatively impacted.

Our scope 2 and 3 GHG emissions reduction targets depend on the emissions intensity originating from the electricity grid in the jurisdictions where we operate and over which we have no control. Should a significant increase in such emissions intensity be recorded in one or more jurisdictions where we conduct our operations, the achievement of our science-based targets related to our scope 2 and 3 GHG emissions could be negatively impacted.

Further, our current and proposed development of AI data centres may significantly increase our scope 1, scope 2 and scope 3 GHG emissions. While we do not yet have sufficient data to quantify the impact of our AI data centres on our GHG emissions, AI data centres are known to be energy intensive due to the nature of their operations. The jurisdiction in which future AI data centres are developed could also have an impact on our GHG emissions if, for instance, AI data centres are developed in jurisdictions with electricity grids with high emissions intensity. If the impact of our AI data centres on our GHG emissions is significant, it could adversely affect our ability to achieve our GHG emissions reduction targets.

A portion of our GHG emissions reduction targets also depends on our ability to implement sufficient corporate and business initiatives in order to reduce GHG emissions to the desired levels. Failure to implement such initiatives according to planned schedules due to changes in business plans, our inability to implement requisite operational or technological changes, unavailability of capital, technologies, equipment or employees, cost allocations, actual costs exceeding anticipated costs, or other factors, or the failure of such initiatives, including of new technologies, to generate anticipated GHG emissions reductions, could negatively affect our ability to achieve our GHG emissions reduction targets. In addition, future corporate initiatives, such as business acquisitions and business dispositions, including the previously announced pending disposition of Northwestel, as well as our acquisition of Ziply Fiber, the development of AI data centres, and organic growth, could negatively affect our ability to achieve our targets, as would the adoption of new technologies that are carbon enablers or do not generate the anticipated energy savings.

A refinement in, or modifications to, international standards or to the methodology we use for the calculation of GHG emissions that would result in an increase in our GHG emissions could further impact our ability to achieve our targets. In addition, as it relates to our science-based targets specifically, the SBTi requires the recalculation of our targets upon the occurrence of certain events, such as business acquisitions or divestitures, or to conform to evolving SBTi methodology or standards. A recalculation resulting in the introduction of more ambitious targets could challenge our ability to achieve such updated targets.

The achievement of our science-based target relating to the level of our suppliers by spend covering purchased goods and services that have adopted science-based targets could be negatively impacted should we fail to achieve the required level of engagement and collaboration from our suppliers over which we have no control, despite the engagement measures that we may implement, or should we significantly change the allocation of our spend by supplier.

In addition, we have much less influence over the reduction of our scope 3 GHG emissions than over our scope 1 and scope 2 GHG emissions given that we must rely on the engagement and collaboration of our suppliers and other participants in our value chain in reducing their own GHG emissions. Accordingly, failure to obtain our suppliers’ and other participants’ engagement and collaboration could adversely affect our ability to meet our scope 3 GHG emissions reduction target.

6.4Failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change, could have an adverse effect on our business
We face risks related to environmental events, including climate-related events, which could impact our operations, service performance, reputation, business continuity, and cost and availability of insurance, and more generally have an adverse effect on our business, financial performance, and reputation. In particular, climate change poses potential risks to our business, our employees, our customers, our suppliers and outsourcers, and the communities in which we operate. Inadequate management of environmental issues associated with our company and our business, as well as those of our suppliers and other stakeholders, could also adversely affect our business, financial condition, liquidity, financial results, and reputation, given the implications for the company as well as various stakeholders.

Consistent with the International Sustainability Standards Board (ISSB) standards, we categorize climate-related risks into physical and transition risks:

•Physical risks are associated with the physical impacts from a changing climate and can either be event-driven (acute) or longer-term (chronic) shifts in climate patterns. Global scientific evidence suggests that climate change will increase both the frequency and severity of extreme weather events. This will include such events as floods, wildfires, and heatwaves, among others. These could have a destructive impact on our communications network infrastructure and facilities and, in turn, affect our ability to deliver services that are critical to our customers and society. A service disruption due to extreme weather events could lead to financial impacts, including an increase in capital expenditures from rebuilding and reinforcing infrastructure, as well as an increase in operating costs from maintenance and repairs, labour, heating and cooling, and equipment damage. Our insurance premiums could increase, or we could face reduced insurability in high-risk areas. Furthermore, this could jeopardize customer satisfaction and may result in a decrease in revenues. In addition, if average temperatures where we are operating are warmer or cooler year over year for longer periods of time, there will be an increasing need for cooling or heating capacity in our facilities. This will increase our energy consumption and associated operational costs. Furthermore, in order to remain resilient to these increasing or decreasing temperatures, we would need to increase our investments in our infrastructure to address its accelerated degradation, again leading to increased capital expenditures and operational costs.

•Transition risks are associated with a transition to a lower-carbon economy, which may include extensive regulatory, technology, and market changes to address mitigation and adaptation requirements related to climate change. These risks may include increased capital expenditures required for equipment upgrades to comply with new energy efficiency standards and climate resilience regulations; increased operational costs driven by the rising price of energy due to carbon pricing regulations; energy market volatility and the shifting supply and demand for energy; increased grid emissions intensity, which could affect our ability to meet our GHG targets; increased operational costs related to outdated equipment and e-waste treatment programs and management systems; potential shortages or price increases for materials essential to low-carbon technologies that could affect service offerings and product development; and reputational risks related to our management of climate-related issues as well as to our level of disclosure related to such matters. There is also a reputational risk of not demonstrating our proactive behaviour towards climate change, which could affect customer perception and the cost and availability of funding that has the potential to be increasingly tied to the quality of our sustainability practices and related disclosed metrics, all of which could have negative financial outcomes.

Furthermore, climate-related events could also impact our suppliers and outsourcers, which in turn could impact our business. Given that some of our third-party suppliers and outsourcers are located in foreign countries that are more at risk of experiencing weather-related events, localized natural disasters in such countries could further negatively impact our business.

In addition, several areas of our operations raise other environmental considerations, such as fuel storage, GHG emissions and energy consumption reduction, water usage and discharge, waste management, disposal of hazardous residual materials, recovery and recycling of end-of-life electronic products we sell or lease, and other network-associated impacts (e.g., treated wood poles, manhole effluents, lead cables, etc.).

Our team members, customers, investors, and governments expect that we regard environmental protection as an integral part of doing business and that we seek to minimize the negative environmental impacts of our operations and create positive impacts where possible. Failure to recognize and adequately respond to their evolving expectations, to take action to reduce our negative impacts on the environment, to achieve our environmental objectives, and to effectively report on environmental matters, could result in fines, and could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal, and regulatory consequences for the company.

6.5There can be no assurance that our corporate governance practices will be sufficient to prevent violations of legal and ethical standards

Our employees, officers, BCE Board members, suppliers, agents, and other business partners are expected, in Canada, the U.S., and abroad, to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies, standards, and contractual obligations could expose us to investigations or litigation and significant fines and penalties, and result in reputational harm or disqualification from bidding on contracts. While we have developed and implemented corporate governance practices, including through our Code of Business Conduct, which is updated regularly and subject to an annual review by team members, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance, and reputation.

6.6Various social issues, if not adequately managed, could have an adverse effect on our business

Effective management of social risk is a component of good sustainability practices. Inadequate management of social issues associated with our company and our business, as well as those of our suppliers and other stakeholders, could adversely affect our business, financial condition, liquidity, financial results, and reputation. This may include social issues discussed elsewhere in this Safe Harbour Notice, such as employees’ well-being, health and safety, social licence to operate AI data centres, responsible procurement, as well as other social issues such as human rights, including Indigenous peoples’ rights, consultation and accommodation, and community acceptance and engagement. Failure to sufficiently address and report on our management of social issues, and to achieve our social objectives could harm our brand and reputation, and could lead to negative business, financial, legal, and regulatory consequences for the company.

6.7Health risks, including pandemics, epidemics, and other health concerns, such as radiofrequency emissions from wireless communications devices and equipment, could have an adverse effect on our business

Health risks, including pandemics and epidemics, could occur, any of which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with the products and services we need to operate our business. Any such pandemics, epidemics and other health risks could have an adverse effect on the economy and financial markets, causing retail and commercial activity to decline, which could have a negative impact on the demand for, and prices of, our products and services.

Many studies have been performed or are ongoing to assess whether mobile communications devices, such as smartphones, as well as wireless networks and towers, pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. The International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias, or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments, and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields, such as mobile communications devices, Wi-Fi technologies, and base station antennas. ISED has made compliance with Safety Code 6 mandatory for all proponents and operators of radio installations.

The following challenges, among others, could arise since our business is heavily dependent on radiofrequency technologies: we may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits is unpredictable and could change over time; changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance; and public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution. Any of these events could have an adverse effect on our business and financial performance.

7.Third-party vendor management
7.1 We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need, as well as comply with various obligations
We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance, or oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers, and achieve our business and financial objectives. In addition, any such gap could result in suboptimal management of our vendor base, increased costs, and missed opportunities. Ongoing relationships must also be adequately managed in order to address existing and new operational and compliance requirements. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geopolitical environments, and cultures, as well as the potential for localized natural disasters. Concerns related to geopolitical events, such as conflicts, could put pressure on our supply chain and require increased focus on supply chain diversification to support continuity.

Increased market concentration among technology, equipment, software, cloud, and content suppliers may heighten single- or limited-source dependency risks and reduce negotiating leverage.

We may have to select different third-party suppliers for equipment or other products and services, or different outsourcers, in order to meet evolving internal company policies and guidelines, as well as legal and regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in significantly increased costs, as well as transitional, support, service, quality, or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The use of third-party suppliers and the outsourcing of services generally involve transfer of risks, and we must take appropriate steps to ensure that our suppliers’ and outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Increased focus on supplier risks in areas such as security, data and AI governance, privacy, responsible procurement and broader sustainability factors requires increased attention given that supplier actions or omissions could have significant impacts on our business, financial results, brand, and reputation. Furthermore, cloud-based supplier models have continued to evolve and grow and, while they offer many potential benefits, cloud-based services can also change the level or types of risks. Accordingly, our procurement and vendor management practices must also continue to evolve to fully take into account the potential risks of cloud-based services.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third-party services may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could have an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with third-party suppliers and outsourcers include the following:

•We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers. To the extent that such plans do not successfully mitigate the impacts of the current global economic environment, geopolitical events, or other events, and our suppliers or vendors experience operational failures or inventory constraints, such as failures or constraints could result in, or amplify existing, supply chain disruptions that could adversely affect our business. Incremental costs, delays, or unavailability of equipment, materials, products, or services, as well as unavailability of our suppliers’ or contractors’ employees due to strikes, workforce reduction initiatives, or other factors, could impact sales and execution of our business strategy and adversely affect our business and financial results.
•The current global economic environment and recent geopolitical events have given rise to inflationary pressures and sharp increases in prices, including the imposition of tariffs on certain products by some countries, which could further increase pressure on the global supply chain and purchasing costs
•Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs, or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues or geopolitical events affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.
•Dependence on vendors that are new to evolving technology can create uncertainties and challenges due to an unproven track record and lack of alternate vendors, which could have an adverse effect on our operations
•The cost of our transformation initiatives, due to significant legacy networks, IT systems, and a historical reliance on outsourced IT, could have an adverse effect on our financial results
•Overreliance on, or insufficient visibility into, our third-party IT vendor relationships may expose us to operational IT risks, such as service disruptions and security vulnerabilities. Furthermore, unknown dependencies on third-party vendors can amplify these risks. Failure to adequately monitor and manage our direct and indirect IT vendor relationships could adversely affect our operations, data security, and overall business performance
•The increased use of AI by our third-party vendors may further elevate our exposure to business, reputational, and compliance risks
•The insolvency of one or more of our suppliers could cause a breakdown in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results

•A suboptimal outsourcing model could result in the loss of key corporate knowledge, reduced efficiency and effectiveness, and impede the agile delivery of new products or technology
•Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols and configurations implemented by our cloud-based partners or suppliers, or by us where we retain responsibility for such protocols, are inadequate
•If existing suppliers do not have appropriate alternative cloud-based products or services, our ability to complete desired migrations to the cloud could be limited or delayed
•Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions
•If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to seek to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our business, reputation, and financial results.
•Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business, reputation, and financial results.
•We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, reputation, and financial results.
•BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our business, reputation, the quality and speed of services provided to customers, or our ability to address technical issues.
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